     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1996



                                                      REGISTRATION NO. 333-06293

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                            CLINTRIALS RESEARCH INC.
             (Exact Name of Registrant as Specified in Its Charter)

                        DELAWARE                                               62-1406017
            (State or Other Jurisdiction of                                 (I.R.S. Employer
             Incorporation or Organization)                              Identification Number)

                           ONE BURTON HILLS BOULEVARD
                                   SUITE 210
                           NASHVILLE, TENNESSEE 37215
                                 (615) 665-9665
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                             WILLIAM C. O'NEIL, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            CLINTRIALS RESEARCH INC.
                           ONE BURTON HILLS BOULEVARD
                                   SUITE 210
                           NASHVILLE, TENNESSEE 37215
                                 (615) 665-9665
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                             ---------------------

                                   COPIES TO:

                      MARK MANNER                                         JAMES H. CHEEK, III
       HARWELL HOWARD HYNE GABBERT & MANNER, P.C.                        BASS, BERRY & SIMS PLC
               1800 FIRST AMERICAN CENTER                                FIRST AMERICAN CENTER
                  315 DEADERICK STREET                                 NASHVILLE, TENNESSEE 37238
               NASHVILLE, TENNESSEE 37238                                    (615) 742-6200
                     (615) 256-0500

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
____________________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED JUNE 27, 1996

PROSPECTUS

                                2,600,000 SHARES

                          [CLINTRIALS RESEARCH LOGO]

                                  COMMON STOCK


     The shares of Common Stock offered hereby (the "Offering") are being offered by ClinTrials Research Inc. (the "Company" or "ClinTrials"). The Company's Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "CCRO." On June 25, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $37.75 per share. See "Price Range of Common Stock and Dividend Policy."



     SEE "RISK FACTORS" APPEARING ON PAGES 7 THROUGH 10 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.


                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC             DISCOUNT(1)          COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $700,000 payable by the Company.

(3) The Company has granted the Underwriters a 30 day over-allotment option to purchase up to 390,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the
     Underwriters, the total Price to Public will be $          , the total
     Underwriting Discount will be $          , and the total Proceeds to
     Company will be $          . See "Underwriting."


                             ---------------------


     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common Stock
will be available for delivery on or about             , 1996.


                             ---------------------

J.C. BRADFORD & CO.
                              PIPER JAFFRAY INC.

                                                               SMITH BARNEY INC.
                                                 , 1996

                        (LOGO) ClinTrials Research Inc.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10007. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The Common Stock is listed on the Nasdaq National Market and reports, proxy material and other information concerning the Company may be inspected at the offices of the Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement, together with its exhibits and schedules thereto, may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also at the regional offices of the Commission listed above. Copies of such materials may be obtained from the Commission upon the payment of prescribed fees.

     Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to or incorporated by reference in the Registration Statement are qualified in all respects to the copy of such contract, agreement or other document filed as an exhibit to or incorporated by reference in the Registration Statement for a full statement of the provisions thereof.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. All references in this Prospectus to the "Company" or "ClinTrials" refer to ClinTrials Research Inc., a Delaware corporation, and its subsidiaries.

                                  THE COMPANY

     ClinTrials is a leading contract research organization ("CRO") providing a full range of services to the pharmaceutical, biotechnology and medical device industries. The Company designs, monitors and manages clinical trials, provides clinical data management and biostatistical services, and offers product registration services throughout the United States and Europe. The Company has a client base of 100 pharmaceutical and biotechnology companies, including the ten largest pharmaceutical companies in the world, and in 1995 the Company performed services for 69 clients. The Company's net service revenue increased 34.9% to $57.8 million in 1995 from $42.9 million in 1994, and increased 49.9% to $17.7 million in the quarter ended March 31, 1996 from $11.8 million in the quarter ended March 31, 1995. The Company has entered into an agreement to acquire Bio-Research Laboratories Ltd., a leading preclinical CRO located in Montreal, Quebec. See "-- Pending Bio-Research Acquisition."

     The Company believes worldwide research and development expenditures by the pharmaceutical and biotechnology industries reached $30 billion in 1994, approximately $10 billion of which was spent on clinical trials, with approximately $2 billion being outsourced to CROs. Research and development expenditures in 1994 for the largest 50 pharmaceutical companies in the world (as measured by such expenditures) increased approximately 11.8% from the previous year. The Company believes that certain industry trends will continue to increase the need for pharmaceutical and biotechnology companies to outsource the design and management of their clinical trials. These trends include: (i) the desire of many pharmaceutical companies to respond to cost containment pressures and reduce the high fixed costs associated with peak-load staffing for drug development by relying on a combination of internal resources and CROs;
(ii) the attempt by pharmaceutical and biotechnology companies to globalize clinical research and development to maximize profits from a given drug by pursuing regulatory approvals in multiple countries simultaneously by outsourcing to CROs with global capabilities; (iii) the efforts by pharmaceutical and biotechnology companies to confront the increasingly complex and stringent regulatory requirements in many jurisdictions by taking advantage of the data management expertise, technological capabilities and global presence of CROs; (iv) the escalation of worldwide research and development expenditures for new drugs, including amounts spent on services of the type provided by CROs, resulting from pressures to develop new drugs for the treatment of chronic disorders and life-threatening diseases; (v) the desire by pharmaceutical companies to reduce the time required to develop and bring a new drug to the market by outsourcing preclinical and clinical trials to CROs that provide a full range of services; (vi) the efforts by pharmaceutical companies to reserve their internal resources for the development of new drugs by using CROs to manage and conduct preclinical and clinical trials; and (vii) the maturation of the biotechnology industry and the resulting increase in the demand for expertise and services provided by outside sources, including CROs.

     The Company's strategy for capitalizing on the expected growth in the CRO industry includes (i) providing comprehensive preclinical and clinical research services, (ii) pursuing strategic alliances with selected clients, (iii) expanding its international presence, (iv) developing capabilities in emerging clinical areas and testing procedures, (v) continuing to invest in information systems technology, (vi) broadening the Company's therapeutic expertise, and
(vii) increasing its client base and adding new contracts with existing clients. The Company currently has strategic alliances with Baxter Healthcare Corporation, Sandoz Pharmaceuticals Corporation and SmithKline Beecham Corporation. In addition, the Company plans to make strategic acquisitions of selected CROs or related businesses that provide one or more of the following: complementary services, expanded geographic presence, therapeutic expertise or complementary client bases.

     The Company has offices in Nashville, Tennessee; Research Triangle Park, North Carolina; Lexington, Kentucky; Maidenhead, England; Brussels, Belgium; Melbourne, Australia; Jerusalem, Israel; and Santiago, Chile.

                        PENDING BIO-RESEARCH ACQUISITION

     On May 24, 1996, ClinTrials announced a definitive agreement to acquire Bio-Research Laboratories Ltd. of Montreal, Quebec ("Bio-Research") for approximately $65 million in cash and the assumption of certain liabilities (the "Acquisition"). The Company will use a portion of the proceeds of the Offering to fund the Acquisition and related costs. Founded in 1965, Bio-Research is a leading preclinical CRO, providing services to clients in the pharmaceutical, biotechnology, chemical and medical device industries. Bio-Research designs and conducts preclinical trials, based principally upon animal models, that produce the data required to assess and evaluate efficacy in and potential risks to humans. Bio-Research's service revenue increased 7.3% to $26.3 million in 1995 from $24.5 million in 1994, and decreased 14.9% to $6.3 million in the quarter ended March 31, 1996 from $7.4 million in the quarter ended March 31, 1995.

     Bio-Research has an extensive client base including many large pharmaceutical companies and leading biotechnology companies. In 1995, it provided services to approximately 120 different clients, including eight of the ten largest pharmaceutical companies in the world. Bio-Research offers preclinical research study services, which are performed on a product for up to a three year period in order to prepare an Investigational New Drug Application ("IND") for filing with the Food and Drug Administration (the "FDA") and similar reports for filing with other governmental agencies. Such reports must be approved by the appropriate governmental agency before the product can be tested on humans. Bio-Research has particular expertise in the areas of osteoporosis evaluation, infusion, pharmacology and biomaterials testing, bio-marker assays, inhalation toxicology, reproductive toxicology and neurotoxicology, immunology, metabolism and general toxicology.

     Bio-Research owns buildings that comprise approximately 204,000 square feet of laboratory facility and office space in Senneville, Quebec, a suburb of Montreal. The facilities include highly-specialized study rooms and laboratories, together with sophisticated analytical equipment and security systems. Approximately 133,500 square feet are allocated for preclinical facilities, which consist of 72 standard study rooms, twelve large mass air displacement study rooms, twelve inhalation treatment rooms, a behavioral testing room and a surgical suite with adjacent physiological monitoring facilities capable of accommodating four simultaneous surgical procedures. The Company believes that the high cost of such facilities and equipment provides a significant barrier to entry into the field of preclinical research.

     Management believes that the Acquisition will assist the Company in achieving its objective of becoming a vertically integrated international CRO in the following ways:

     - The Company will be one of what it believes to be only three large CROs able to offer clients the full range of preclinical and Phase I through Phase IV clinical trials.

     - Bio-Research will increase both the number and the geographic scope of the clients served by the Company, enabling the Company to cross-sell its services and enhance its relationships with existing clients.

     - Bio-Research will add a number of additional areas of therapeutic expertise to complement the Company's areas of proficiency.

     - Bio-Research's management team, with its international reputation and broad experience, will be an important asset for the Company.

     It is anticipated that the Acquisition will close substantially simultaneously with the closing of the Offering. See "Bio-Research Acquisition" and "Risk Factors -- No Assurance of Successful Integration of Bio-Research or Other Acquisitions."

                                  THE OFFERING

Common Stock offered................     2,600,000 shares

Common Stock to be outstanding after
    the Offering....................     11,505,134 shares(1)

Use of proceeds.....................     To fund the Acquisition, expand
                                           services and expertise, fund capital
                                           expenditures, expand geographically
                                           and for general corporate purposes,
                                           including possible future
                                           acquisitions. See "Use of Proceeds."

Nasdaq National Market Symbol.......     CCRO
- ---------------

(1) Excludes 582,049 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Company's stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth certain summary financial information for the Company and its subsidiaries as of and for each of the three fiscal years in the period ended December 31, 1995, and as of and for the three months ended March 31, 1995 and 1996, respectively. The unaudited pro forma summary financial information set forth below has been prepared on a consolidated basis based upon the historical financial statements of the Company and Bio-Research. The pro forma statements of income data give effect to the Acquisition as if it had occurred on January 1 of the respective period. The pro forma balance sheet data as of March 31, 1996 gives effect to the Acquisition as if it had occurred on March 31, 1996. The pro forma financial information is provided as additional information only and is not necessarily indicative of actual results that would have been achieved had the Acquisition been consummated at the beginning of the periods presented or of future results. In particular, the Company does not believe that the pro forma results of operations for the year ended December 31, 1995 are indicative of future results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pending Bio-Research Acquisition -- Bio-Research's Results of Operations -- Quarter Ended March 31, 1996 Compared to Quarter Ended March 31, 1995." The following should be read in conjunction with the related historical financial statements of the Company and Bio-Research and the Unaudited Pro Forma Condensed Combined Financial Statements incorporated by reference or included in this Prospectus.


                                             YEAR ENDED DECEMBER 31,              THREE MONTHS ENDED MARCH 31,
                                    -----------------------------------------     -----------------------------
                                                                    PRO FORMA                         PRO FORMA
                                     1993        1994      1995       1995         1995      1996       1996
                                    -------     -------   -------   ---------     -------   -------   ---------
STATEMENTS OF INCOME DATA:
Service revenue...................  $49,939     $67,763   $86,217   $112,559      $18,030   $26,397    $32,721
Less subcontractor costs(1).......   14,655      24,889    28,371     28,371        6,247     8,727      8,727
                                    -------     -------   -------   ---------     -------   -------   ---------
Net service revenue...............   35,284      42,874    57,846     84,188       11,783    17,670     23,994
Operating costs and expenses:
  Direct costs....................   21,121      25,324    34,850     49,258        6,890    10,526     14,184
  Selling, general and
    administrative expenses.......   10,239      12,111    15,209     23,233        3,345     4,750      6,704
  Depreciation and amortization...    1,691       1,937     2,287      4,819          527       700      1,366
                                    -------     -------   -------   ---------     -------   -------   ---------
Income from operations............    2,233       3,502     5,500      6,878        1,021     1,694      1,740
Net income........................  $ 1,041(2)  $ 2,153   $ 3,601   $  6,368 (3)  $   721   $ 1,113    $ 1,411(3)
Net income per common and common
  equivalent share................  $  0.15(2)  $  0.24   $  0.40   $   0.58 (3)  $  0.08   $  0.12    $  0.13(3)
Number of shares and common stock
  equivalents used in computing
  per share amounts...............    6,919       9,000     9,088     10,956 (4)    9,043     9,185     11,053(4)



                                                                                   MARCH 31, 1996
                                                                         -----------------------------------
                                                                                       AS         PRO FORMA
                                                                         ACTUAL    ADJUSTED(5)   AS ADJUSTED
                                                                         -------   -----------   -----------
BALANCE SHEET DATA:
Cash, cash equivalents and held-to-maturity securities.................  $16,831    $ 109,472     $  50,020
Working capital........................................................   17,443      110,084        54,917
Total assets...........................................................   61,652      154,293       159,674
Long-term debt.........................................................       --           --            --
Stockholders' equity...................................................   32,108      124,749       124,749


- ---------------

(1) Subcontractor costs consist primarily of costs for third-party physicians that are passed through to the Company's clients. Amounts vary from contract to contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Includes the $0.04 per share cumulative effect of accounting change resulting from the adoption of FASB Statement No. 109, "Accounting for Income Taxes" effective as of January 1, 1993.

(3) Interest income from the net cash proceeds from the Offering received in excess of the cash used to acquire Bio-Research is not reflected in the pro forma columns. If interest income had been earned on the excess proceeds, pro forma income would have been $7,504,000, or $0.64 per share, for the year ended December 31, 1995, and $1,695,000, or $0.14 per share, for the three months ended March 31, 1996. See Unaudited Pro Forma Condensed Combined Statements of Income and Notes thereto.


(4) The weighted average common shares outstanding in the pro forma columns include the 1,868,000 shares of Common Stock offered hereby that will be used to fund the $65 million cost of the Acquisition. The calculation of these shares is based on an offering price of $37.75 per share, net of offering costs.


(5) Adjusted to reflect the sale by the Company of the 2,600,000 shares of Common Stock offered hereby at an assumed offering price of $37.75 per share and the proposed application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     Investors should carefully consider the following matters in connection with an investment in the Common Stock in addition to the other information contained or incorporated by reference in this Prospectus. Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those reflected in any such forward-looking statements.

NO ASSURANCE OF SUCCESSFUL INTEGRATION OF BIO-RESEARCH OR OTHER ACQUISITIONS

     The Acquisition, if completed, will change the business of the Company to include preclinical trial services, increase the number of Company employees and increase the Company's net service revenue. There can be no assurance that Bio-Research, once acquired, will be integrated successfully into the Company's operations or that it will not have a material adverse effect upon the Company's results of operations, financial condition or business prospects. ClinTrials currently has no experience in preclinical trials; therefore, the success of the Company's integration of Bio-Research may depend on the retention of current Bio-Research management. Although the Company intends to retain such employees, there can be no assurance that such individuals will remain with the Company.

     In addition, Bio-Research benefits significantly from certain Canadian research and development tax credits. Any future reduction in the availability or amount of these tax credits will have an adverse effect upon the Company's profitability. See "Management Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     A significant component of the Company's historical growth has come through acquisitions of other CROs, and the Company's growth strategy includes possible additional acquisitions. Any other acquisitions which the Company may pursue will also involve risks, including the possible inability to integrate the operations and services of the acquired business, the expenses incurred in connection with the acquisition, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired business. Acquisitions of foreign companies also may involve the additional risks of, among others, integration of foreign business practices and overcoming language barriers. There can be no assurance that any such acquisitions will not have a material adverse effect upon the Company's results of operations, financial condition or business prospects.

FLUCTUATION IN QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have fluctuated as a result of factors such as delays experienced in implementing or completing particular clinical trials, termination of clinical trials and the costs associated with integrating acquired operations. Since a high percentage of the Company's operating costs are relatively fixed while revenue recognition is subject to fluctuation, minor variations in the timing of contracts or the progress of trials may cause significant variations in quarterly operating results. Results of one quarter are not necessarily indicative of results for the next quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

DEPENDENCE ON CERTAIN INDUSTRIES AND CLIENTS

     The Company provides services primarily to the pharmaceutical and biotechnology industries. Accordingly, the Company's net service revenue is substantially dependent on these industries' expenditures on research and development. Although these expenditures are large, the number of potential CRO clients is relatively limited and it is not uncommon for a CRO to derive over 10% of its revenue from a single client. The Company has in the past derived and may in the future derive a significant portion of its net service revenue from a relatively limited number of clients. The loss of any such client could materially adversely affect the

Company's results of operations. In the first quarter of 1996, two clients accounted for 25% and 16% of the Company's net service revenue, respectively. In addition, two clients accounted for 25% and 18% of such revenue in 1995 and two clients accounted for 21% and 13% of such revenue in 1994. No other client accounted for more than 10% of the Company's net service revenue during such periods. The Company's operations could be materially and adversely affected by, among other factors, any economic downturn in the pharmaceutical or biotechnology industries, any decrease in their research and development expenditures, or a change in the governmental regulations pursuant to which these industries operate. Furthermore, management believes that the Company has benefitted to date from the increasing tendency of pharmaceutical and biotechnology companies to outsource the performance and analysis of large clinical research projects to independent parties. Should this tendency be reduced or halted entirely, the Company's operations would be materially and adversely affected. See "Business -- Industry Trends" and "-- Clients and Marketing."

LOSS OF CLINICAL RESEARCH CONTRACTS

     Clients of the Company generally have the right to terminate a contract at any time during a clinical trial, potentially causing periods of excess capacity and reductions in net service revenue and net income. Trials may be terminated for various reasons, including unexpected or undesired results, inadequate patient enrollment or investigator recruitment, production problems resulting in shortages of the drug, adverse patient reactions to the drug or the client's decision to de-emphasize a particular trial. The termination of any one trial would typically not have a material adverse impact on the Company. The loss of a large trial or the simultaneous loss of multiple trials, however, could result in unplanned periods of excess capacity and adversely affect the Company's backlog, future revenue and profitability. In most instances, if a contract is terminated, the Company is entitled to receive revenue earned to date as well as a termination fee. However, because the Company's contracts are predominantly fixed price contracts, the Company bears the risk of cost overruns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

COMPETITION

     The Company competes primarily against the in-house research departments of pharmaceutical companies, other CROs, universities and teaching hospitals. The CRO industry is highly fragmented, with approximately 20 full-service CROs and many small, limited-service CROs. In recent years, several large, full-service competitors have emerged, some of which have substantially greater capital and other resources, are better known and have more experienced personnel than the Company. The recent trend toward industry consolidation is likely to result in heightened competition among the larger CROs. Increased competition may lead to price and other forms of competition that may adversely affect the Company's results of operations. Although the financial costs of entry into the industry are relatively low, the larger CROs are increasingly required to have substantial amounts of working capital in order to sustain internal growth and international expansion, and to meet credit-worthiness standards of their larger clients. See "Business -- Competition."

MANAGEMENT OF GROWTH; DEPENDENCE ON KEY PERSONNEL

     In addition to growth resulting from the acquisition of Bio-Research, the Company has experienced growth that has placed, and is likely to continue to place, a significant demand on its management resources. The Company's successful implementation of its growth strategy depends upon its ability to attract and retain qualified management and professional, scientific and technical operating personnel including such personnel in its foreign operations. The growth of the Company's foreign operations may involve additional demands on management such as assimilating differences in foreign business practices and overcoming language barriers. The loss of the services of any of the Company's key executives or the failure to manage growth effectively could have a material adverse effect on the Company. There can be no assurance that the Company will be able to attract and retain sufficient numbers of qualified personnel.

HEALTH CARE INDUSTRY REFORM

     The health care industry is subject to changing political, economic and regulatory influences that may affect the pharmaceutical and biotechnology industries. In recent years, several comprehensive health care reform proposals were introduced in the United States Congress. The intent of the proposals was, generally, to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While none of the proposals were adopted, health care reform may again be addressed by the United States Congress. In addition, foreign governments may also undertake health care reforms in their respective countries. Implementation of government health care reform may adversely affect research and development expenditures by pharmaceutical and biotechnology companies, which could decrease the business opportunities available to the Company. The Company is unable to predict the likelihood of such or similar legislation being enacted into law or the effect such legislation would have on the Company.

GOVERNMENTAL REGULATION

     The Company's business has resulted from the extensive regulatory framework imposed by various governments on the drug development process. The services provided by the Company are ultimately subject to regulation by the FDA in the United States and comparable agencies in other countries, although the level of applicable regulation in other countries is generally less comprehensive than in the United States. The Company is obligated to comply with FDA regulations governing such activities as selecting qualified investigators, obtaining required forms from investigators, verifying that patient informed consent is obtained, monitoring the validity and accuracy of data, verifying drug/device accountability and instructing investigators to maintain records and reports. The Company must also maintain records for each study for specified periods for inspection by the study sponsor and the FDA during audits. Any failure to comply adequately with Federal regulations and guidelines could have a material adverse effect on the Company. In the European Community (the "EC"), the general trend has been toward coordination of common standards for clinical testing of new drugs, leading to changes in the various requirements imposed by each country. Changes in regulation, including, without limitation, a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, could materially and adversely affect the demand for the services offered by the Company.

POTENTIAL LIABILITY FROM OPERATIONS

     Clinical trials involve the testing of approved and experimental drugs on human subjects. Such testing creates a significant risk of liability for personal injury or death to participants that have an adverse reaction to the trial drug. Although the Company's employees and agents do not have direct contact with the participants in any clinical trial, the Company does select and contract on behalf of its clients with physicians who render professional services, including the administration of the drugs being tested, to persons participating in clinical trials. As a result, the Company may be subject to claims in the event of personal injury or death of persons participating in clinical trials and arising from professional malpractice of such physicians. Although the Company is generally indemnified by its clients, in order for such indemnification to be valid, the Company and its employees and agents must act within the bounds of specific procedural requirements governing the conduct of each clinical trial. Since the Company's indemnification provisions are negotiated agreements and such provisions necessarily depend upon the financial viability of the indemnifying party, no assurance can be given that these indemnities will be available to the Company in each or any instance of liability. In addition, preclinical and clinical trials involve the compilation and interpretation of a significant amount of statistical data, which may subject the Company to claims of statistical errors. Bio-Research is currently a party to such a claim. See "Business -- Litigation" and Note 11 of Notes to the Bio-Research Laboratories Ltd. Financial Statements.

EXCHANGE RATE FLUCTUATIONS

     Approximately 4.3%, 9.9%, 11.6% and 12.6% of the Company's net service revenue for 1993, 1994, 1995, and the first quarter of 1996, respectively, were derived from the Company's operations outside of the United States. Following the Acquisition, these percentages will increase and on a pro forma basis were approximately

39.3% in 1995 and 35.6% in the first quarter of 1996. Since the revenues and expenses of the Company's foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the United States dollar will subject the Company to currency translation risk with respect to the results of its foreign operations. The cash receipts of Bio-Research are not all denominated in Canadian dollars. Therefore, following the Acquisition, the Company will be subject to transaction risk to the extent it is unable to shift to its clients the effects of currency exchange rate fluctuations. Although Bio-Research currently hedges against exchange rate fluctuations to some extent, such fluctuations could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

CONTROL BY CERTAIN STOCKHOLDERS

     The Company's four largest stockholders, each of whom is a director, will beneficially own approximately 34.7% of the outstanding shares and, together with other affiliates of the Company, will beneficially own approximately 35.5% of the outstanding shares, upon completion of the Offering. As a result, such persons, if they were to act in concert, would have the ability to exert significant influence over the election of the Company's directors and thus the business policies and affairs of the Company. This concentration of ownership may also have the effect of delaying or preventing a change in control of the Company and could likewise bring about the sale or merger of the Company under terms favorable or unfavorable to all other stockholders. See "Principal Stockholders."

VOLATILITY OF MARKET PRICE

     From time to time after the Offering, there may be significant volatility in the market price for the Common Stock. The Company believes that the current market price of the Common Stock reflects expectations that the Company will be able to continue to experience significant growth either internally or through acquisitions. If the Company is unable to operate at a pace that reflects the expectations of the market, investors could sell shares of the Common Stock resulting in a decrease in the market price of the Common Stock. In addition to quarterly operating results of the Company, changes in earnings estimated by analysts, general conditions in the economy, the financial markets or the health care, pharmaceutical, biotechnology or CRO industries, implementation of proposed health care reforms or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

                            BIO-RESEARCH ACQUISITION

     On May 24, 1996, the Company, Bio-Research and the shareholders of Bio-Research entered into a definitive Asset Purchase Agreement (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Company will purchase the assets of Bio-Research for $65 million in cash, subject to adjustment based on a comparison of Bio-Research's net working capital (as defined in the Purchase Agreement) at the closing with such amount at December 31, 1995. The Company will assume essentially all liabilities of Bio-Research. It is anticipated that the closing of the Acquisition and the closing of the Offering will occur substantially simultaneously.

     The closing of the Acquisition is subject to certain contingencies common to acquisitions of this type, including the continued truthfulness of the representations and warranties, the lack of any court or governmental agency prohibition against the transaction and the receipt of any necessary governmental approvals. In addition, ClinTrials' obligation to close is subject to the execution and delivery of an employment agreement between ClinTrials and Bio-Research's president, Michael F. Ankcorn, and the existence of certain levels of shareholders' equity, cash and backlog for Bio-Research. Neither the obtaining of financing nor the successful completion of the Offering is a condition to the closing of the Acquisition.

     Bio-Research and its shareholders, in proportion to their ownership, have agreed to indemnify ClinTrials against any and all claims, losses, costs and expenses resulting from (i) any breach of any of the covenants, obligations, representations or warranties contained in the Purchase Agreement or any document delivered pursuant thereto, (ii) any liability of Bio-Research not expressly assumed by ClinTrials under the Purchase Agreement, and (iii) any claim not previously disclosed to ClinTrials which is brought or asserted by any third party against ClinTrials arising out of the ownership, licensing, operation, action, inaction or conduct of Bio-Research or any of Bio-Research's assets or any of Bio-Research's employees, agents or independent contractors, relating to all periods of time prior to the closing of the Acquisition. The Purchase Agreement provides that no recovery shall be available until the loss exceeds $500,000, except in the case of fraud. The Purchase Agreement also limits the maximum indemnification to the purchase price. The Purchase Agreement limits the time period in which claims may be made to two years after the closing of the Acquisition; provided that claims related to tax matters or fraud may be made at any time before 60 days after the expiration of the statute of limitations applicable to the underlying claim.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be $92.6 million ($106.6 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $37.75 per share and after deducting the underwriting discount and estimated offering expenses. Of the net proceeds, approximately $65 million will be used to fund the purchase price of the Acquisition and related costs. In addition, to further the Company's strategy of providing a full range of services on an international basis, the Company intends to use the remaining net proceeds of the Offering as follows: approximately $10-$20 million to expand the Company's services or to enhance therapeutic expertise through internal growth and acquisitions; approximately $10-$15 million for capital expenditures, primarily for information technology, through 1997; approximately $5 million for geographic expansion; and the remainder, if any, for working capital and other general corporate purposes. The Company has experienced an increasing demand for working capital in order to meet the credit-worthiness standards set by its larger clients. Other than the Acquisition, no binding agreements or firm commitments currently exist to make any acquisition, and no portion of the net proceeds has been allocated for any specific acquisition.


     The Company reserves the right to vary the use of proceeds among the categories listed above as the Company's ability to use the proceeds in the approximate amounts listed is dependent on a number of factors including its ability to locate and retain qualified staff in the areas of its planned geographic and specialty expansion, its ability to locate and acquire attractive acquisition candidates at appropriate prices and the extent of market demand for planned new services. Pending such uses, the Company intends to invest the net proceeds from the Offering in short-term, investment grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the Nasdaq National Market under the symbol "CCRO." The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported by the Nasdaq National Market:


    1994                                                                    HIGH     LOW
    ---------------------------------------------------------------------  ------   ------
    First Quarter........................................................  $13.75   $11.25
    Second Quarter.......................................................   11.88     5.50
    Third Quarter........................................................    8.63     6.50
    Fourth Quarter.......................................................   10.50     7.63
    1995
    First Quarter........................................................  $13.00   $ 9.00
    Second Quarter.......................................................   13.50    10.50
    Third Quarter........................................................   20.25    13.00
    Fourth Quarter.......................................................   21.13    17.00
    1996
    First Quarter........................................................  $35.63   $19.50
    Second Quarter (through June 25, 1996)...............................   50.50    34.00



     On June 25, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $37.75 per share. At June 25, 1996, there were approximately 189 holders of record of the Common Stock.


     The Company has never declared or paid a cash dividend on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's credit facility prohibits the payment of dividends so long as there is indebtedness outstanding thereunder.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of March 31, 1996, (i) on an actual basis, (ii) on an as adjusted basis to reflect the sale of 2,600,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $37.75 per share, and (iii) on a pro forma as adjusted basis to give effect to the sale of 2,600,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $37.75 per share, and to reflect the Acquisition. See "Use of Proceeds" and the Unaudited Pro Forma Condensed Combined Financial Statements.



                                                                         MARCH 31, 1996
                                                             ---------------------------------------
                                                                                          PRO FORMA
                                                             ACTUAL      AS ADJUSTED     AS ADJUSTED
                                                             -------     -----------     -----------
                                                                         (IN THOUSANDS)
Long term debt.............................................  $    --      $      --       $      --
                                                             -------     -----------     -----------
Stockholders' equity:
  Preferred stock, $0.01 par value; 1,000,000 shares
     authorized; no shares issued or outstanding...........       --             --              --
  Common stock, $0.01 par value; 30,000,000 shares
     authorized; 8,842,427 shares issued and outstanding
     and 11,442,427 shares issued and outstanding, as
     adjusted(1)...........................................       88            114             114
  Additional paid-in capital...............................   40,180        132,795         132,795
  Retained earnings (deficit)..............................   (8,229)        (8,229)         (8,229)
  Cumulative foreign currency translation adjustments......       69             69              69
                                                             -------     -----------     -----------
          Total stockholders' equity.......................   32,108        124,749         124,749
                                                             -------     -----------     -----------
               Total capitalization........................  $32,108      $ 124,749       $ 124,749
                                                             =======      =========       =========


- ---------------

(1) Excludes 652,652 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Company's stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected financial data for the three years ended December 31, 1995, are derived from the audited consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The financial data for the three-month periods ended March 31, 1996 and 1995 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996.

     The following selected pro forma financial information is derived from the unaudited pro forma condensed combined financial statements included elsewhere in this Prospectus and is based upon the consolidated financial statements of each of the Company and Bio-Research, adjusted to give effect to the Acquisition. The selected pro forma statements of income for the year ended December 31, 1995 and the three months ended March 31, 1996 give effect to the Acquisition as if it had occurred on January 1, 1995. The pro forma balance sheet data as of March 31, 1996 gives effect to the Acquisition as if it had occurred on March 31, 1996.

     All information contained in the following tables should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Unaudited Pro Forma Condensed Combined Financial Statements of the Company and the consolidated financial statements and related notes of the Company and Bio-Research incorporated by reference or included herein.


                                                                                                         THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                       MARCH 31,
                                                        ---------------------------------------     -----------------------------
                                                                                      PRO FORMA                         PRO FORMA
                                                         1993      1994      1995       1995         1995      1996       1996
                                                        -------   -------   -------   ---------     -------   -------   ---------
STATEMENTS OF INCOME DATA:
Revenue:
  Service revenue.....................................  $49,939   $67,763   $86,217   $112,559      $18,030   $26,397    $32,721
  Less subcontractor costs (1)........................   14,655    24,889    28,371     28,371        6,247     8,727      8,727
                                                        -------   -------   -------   ---------     -------   -------   ---------
Net service revenue...................................   35,284    42,874    57,846     84,188       11,783    17,670     23,994
Operating costs and expenses:
  Direct costs........................................   21,121    25,324    34,850     49,258        6,890    10,526     14,184
  Selling, general and administrative expenses........   10,239    12,111    15,209     23,233        3,345     4,750      6,704
  Depreciation and amortization.......................    1,691     1,937     2,287      4,819          527       700      1,366
                                                        -------   -------   -------   ---------     -------   -------   ---------
Income from operations................................    2,233     3,502     5,500      6,878        1,021     1,694      1,740
Other income (expense)................................     (255)      497       665      1,028          203       201        277
                                                        -------   -------   -------   ---------     -------   -------   ---------
Income before income taxes and cumulative effect of
  accounting change...................................    1,978     3,999     6,165      7,906        1,224     1,895      2,017
Provision for income taxes............................    1,180     1,846     2,564      1,538          503       782        606
                                                        -------   -------   -------   ---------     -------   -------   ---------
Income before cumulative effect of accounting
  change..............................................      798     2,153     3,601      6,368          721     1,113      1,411
Cumulative effect as of January 1, 1993 of change in
  method of accounting for income taxes...............      243        --        --         --           --        --         --
                                                        -------   -------   -------   ---------     -------   -------   ---------
Net income............................................  $ 1,041   $ 2,153   $ 3,601   $  6,368 (2)  $   721   $ 1,113    $ 1,411(2)
                                                        =======   =======   =======   ========      =======   =======   ========
Earnings per common and common equivalent share before
  cumulative effect of accounting change..............  $  0.11   $  0.24   $  0.40   $   0.58 (2)  $  0.08   $  0.12    $  0.13(2)
                                                        =======   =======   =======   ========      =======   =======   ========
Net income per share..................................  $  0.15   $  0.24   $  0.40   $   0.58      $  0.08   $  0.12    $  0.13
                                                        =======   =======   =======   ========      =======   =======   ========
Number of shares and common stock equivalents used in
  computing per common and common equivalent share....    6,919     9,000     9,088     10,956 (3)    9,043     9,185     11,053(3)



                                                                                                              AS OF MARCH 31,
                                                                                  AS OF DECEMBER 31,        -------------------
                                                                              ---------------------------             PRO FORMA
                                                                               1993      1994      1995      1996       1996
                                                                              -------   -------   -------   -------   ---------
BALANCE SHEET DATA:
Cash, cash equivalents, and held-to-maturity securities.....................  $22,130   $21,045   $17,031   $16,831    $50,020
Working capital.............................................................   12,088    14,044    16,867    17,443     54,917
Total assets................................................................   47,318    49,680    58,626    61,652    159,674
Long-term debt..............................................................       --        --        --        --         --
Stockholders' equity........................................................   24,409    26,717    30,951    32,108    124,749


- ---------------

(1) Subcontractor costs consist primarily of costs for third-party physicians that are passed through to the Company's clients. Amounts vary from contract to contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Interest income from the net cash proceeds from the Offering received in excess of the cash used to acquire Bio-Research is not reflected in the pro forma columns. If interest income had been earned on the excess proceeds, pro forma income would have been $7,504,000, or $0.64 per share, for the year ended December 31, 1995, and $1,695,000, or $0.14 per share, for the three months ended March 31, 1996. See the Unaudited Pro Forma Condensed Combined Statements of Income and Notes thereto.


(3) The weighted average common shares outstanding in the pro forma columns include the 1,868,000 shares of Common Stock offered hereby that will be used to fund the $65 million cost of the Acquisition. The calculation of these shares is based on an offering price of $37.75 per share, net of offering costs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion includes certain forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation, those discussed in "Risk Factors." Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

     The Company is a full-service clinical research organization serving the pharmaceutical, biotechnology and medical device industries. The Company designs, monitors and manages clinical trials, provides clinical data management and biostatistical services and offers product registration services throughout the United States and Europe. The Company generates substantially all of its revenue from the clinical testing of new pharmaceutical and biotechnology products.

     The Company's contracts are typically fixed priced, multi-year contracts that require a portion of the contract amount to be paid at or near the time the trial is initiated. The Company generally bills its clients upon the completion of negotiated performance requirements and, to a lesser extent, on a date certain basis. The Company's contracts generally may be terminated with or without cause. In the event of termination, the Company is typically entitled to all sums owed for work performed through the notice of termination and all costs associated with termination of the study. In addition, most of the Company's contracts provide for an early termination fee, the amount of which usually declines as the trial progresses. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, inadequate patient enrollment or investigator recruitment, production problems resulting in shortages of the drug, adverse patient reactions to the drug, or the client's decision to de-emphasize a particular trial.

     Revenue for contracts is recognized on a percentage of completion basis as work is performed. Revenue is affected by the mix of trials conducted and the degree to which labor is utilized. The Company routinely subcontracts with third-party investigators in connection with multi-site clinical trials and with other third party service providers for laboratory analysis and other specialized services. These costs are passed through to clients and, in accordance with industry practice, are included in service revenue. Subcontractor services may vary significantly from contract to contract; therefore, changes in service revenue may not be indicative of trends in revenue growth. Accordingly, the Company views net service revenue, which consists of service revenue less subcontractor costs, as its primary measure of revenue growth. The Company has had, and will continue to have, certain clients from which at least 10% of the Company's overall revenue is generated over multiple contracts. Such concentrations of business are not uncommon within the CRO industry.

     The Company's quarterly operating results may fluctuate as a result of factors such as delays experienced in implementing or completing particular clinical trials and termination of clinical trials, the costs associated with integrating acquired operations, as well as the costs associated with opening new offices. Since a high percentage of the Company's operating costs are relatively fixed while revenue is subject to fluctuation, minor variations in the timing of contracts or the progress of clinical trials (both delays and accelerations) may cause significant variations in quarterly operating results. Results of one quarter are not necessarily indicative of results for the next quarter.

     The Company's core business in the United States has experienced significant growth, reflecting both an expansion of the Company's client base and an increase in the number and size of projects under management. Prior to 1992, the Company's European operations primarily performed services required by contracts generated by United States operations. In late 1992, the Company began expanding its European operations, which contributed significantly to operating losses for 1993 and 1994 in Europe. European operations broke even in 1995, and are expected to become profitable in 1996. Recently, the Company expanded its international operations by opening offices in Australia, Israel and Chile. This was done partially in response to client requests for the Company to provide services in these areas. The Company plans to continue to develop these and other operations abroad. This will require additional investments in marketing and infrastructure and may include the establishment of other new offices. As a result, the Company expects its new offices to incur losses at least through 1996.

     Contracts between the Company's United Kingdom subsidiary and its clients are generally denominated in pounds sterling. Payments received for services rendered on such contracts, as well as payments made for the subsidiaries' expenses, are in pounds sterling. Therefore, the subsidiary recognizes revenue and expense in pounds sterling and its earnings are not materially affected by fluctuations in exchange rates. Due to the Company's expansion abroad as discussed previously, it is possible the Company's subsidiaries will enter into contracts which are denominated in currencies other than the local currency of the subsidiary. Because substantially all of the subsidiaries' expenses are paid in the local currency of that subsidiary, fluctuations in exchange rates may affect the subsidiaries' earnings.

     The Company's consolidated financial statements are denominated in U.S. dollars and, accordingly, changes in the exchange rates between the Company's subsidiaries' local currency and the U.S. dollar will affect the translation of such subsidiaries' financial results into U.S. dollars for purposes of reporting the Company's consolidated financial results. Translation adjustments are reported as a separate section of stockholders' equity. To date, such adjustments have not been material to the Company's financial statements.

     Following the Acquisition, a greater percentage of the Company's net service revenue will be derived from operations outside the United States. The cash receipts of Bio-Research are not all denominated in Canadian dollars; therefore, following the Acquisition, the Company will be subject to transaction risk to the extent it is unable to shift to its clients the effects of currency exchange rate fluctuations. Although Bio-Research currently hedges against exchange rate fluctuations to some extent through the purchase of forward currency exchange contracts on a monthly basis, such fluctuations could have a material adverse effect on the Company's results of operations.

     Following the Acquisition, the Company, through Bio-Research, will benefit from both Canadian and Quebec research and development tax credits. At the Canadian level, investment tax credits ("ITCs") are generated at the rate of 20% of qualifying current and capital expenditures net of the amount of contractual payments made to Bio-Research by certain customers that may claim ITCs directly. Bio-Research is able to use these ITCs to reduce up to 100% of Canadian taxes otherwise payable. Unused ITCs may be carried forward for ten years to offset future Canadian taxes otherwise payable over this period. Although ClinTrials cannot purchase any unused ITCs, following the Acquisition it expects to generate new ITCs from the continued operations of Bio-Research. In addition to ITCs, a Quebec refundable tax credit is available at the rate of 20% of total qualifying salaries paid by Bio-Research for scientific research and experimental development conducted by Bio-Research in Quebec net of the amount of contractual payments made by customers that may claim Quebec refundable tax credits directly under the Taxation Act (Quebec). The Quebec tax credit may be used to reduce Quebec provincial taxes and may generate refunds should this credit exceed the provincial tax liability. As a result of these tax credits, Bio-Research had an effective tax rate of negative 38% in 1995.

RESULTS OF OPERATIONS

  Quarter Ended March 31, 1996 Compared to Quarter Ended March 31, 1995

     Net service revenue increased 49.9% to $17.7 million in the first quarter of 1996 from $11.8 million in the same period of 1995. This increase resulted primarily from an increase in the number of contracts under management and in the size of such contracts. The backlog at March 31, 1996 was $98.8 million, representing 217 contracts from 58 clients, as compared to $71.8 million at March 31, 1995, representing 147 contracts from 44 clients.

     Direct costs increased 52.7% to $10.5 million in the first quarter of 1996 from $6.9 million in the same period of 1995, and increased as a percentage of net service revenue to 59.6% from 58.5%. Direct costs, as a percentage of net revenue, may fluctuate from one period to the next based on the mix of contracts in the backlog as of any given date. In addition, direct costs may fluctuate due to changes in labor utilization resulting from the growth the Company has experienced.

     Selling, general and administrative costs increased 42.0% to $4.7 million in the first quarter of 1996 from $3.3 million in the same period of 1995, and declined as a percentage of net service revenue to 26.9% from 28.4%. Selling, general and administrative costs are relatively fixed in the near term and generally will increase at a lower rate than net revenue. The two largest components of selling, general and administrative costs are labor (executive, business development, finance and administration) and rent. Labor costs increased 33.6% to $1.6 million in the first quarter of 1996 from $1.2 million in the same period of 1995, but decreased as a percentage of net service revenue to 9.3% from 10.5%. Rent expense increased 32.3% to $815,000 in the first quarter of 1996 from $616,000 in the same period of 1995, but decreased as a percentage of net service revenue to 4.6% from 5.2%.

     Depreciation and amortization expense increased 32.8% to $700,000 in the first quarter of 1996 compared to $527,000 in the same period of 1995.

     Interest income, net of interest expense, decreased to $201,000 in the first quarter of 1996 from $203,000 in the same period of 1995.

     Consolidated income before income taxes increased $671,000 to $1.9 million in the first quarter of 1996 which included a six thousand dollar loss from foreign operations compared to consolidated income before income taxes of $1.2 million in the same period of 1995 which included a $34,000 loss from foreign operations. The provision for income taxes was $782,000 in the first quarter of 1996 as compared to $503,000 in the same period of 1995 resulting in effective tax rates of 41.3% for 1996 and 41.1% for 1995. The significant items that create the difference between the Company's federal statutory and effective tax rates are foreign net operating losses unrecognized for U.S. tax purposes, nondeductible amortization of goodwill, timing differences created by depreciation, state and local income taxes, tax-exempt interest income and certain other accrued expenses. The Company will not be able to record a tax asset for losses incurred in its foreign operations until such time, if any, that it has three years of profits in the applicable jurisdiction. However, the Company will be able to recognize a tax benefit for losses incurred in its foreign operations as the subsidiary generates taxable income to the extent of the cumulative losses.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net service revenue increased 34.9% to $57.8 million in 1995 from $42.9 million in 1994. This increase resulted primarily from an increase in the number of contracts under management and in the size of such contracts. The backlog at December 31, 1995 was $90.2 million, representing 152 contracts from 43 clients, as compared to $71.1 million at December 31, 1994, representing 137 contracts from 45 clients.

     Direct costs increased 37.6% to $34.9 million in 1995 from $25.3 million in 1994, and increased as a percentage of net service revenue to 60.2% from 59.1%. Direct costs, as a percentage of net revenue, may fluctuate from one period to the next based on the mix of contracts in the backlog as of any given date. In addition, direct costs may fluctuate due to changes in labor utilization resulting from the growth the Company has experienced.

     Selling, general and administrative expenses increased 25.6% to $15.2 million in 1995 from $12.1 million in 1994, but declined as a percentage of net service revenue to 26.3% from 28.2%. Selling, general and administrative costs are relatively fixed in the near term and generally will increase at a lower rate than net revenue. The two largest components of selling, general and administrative costs are labor (executive, business development, finance and administration) and rent. Labor costs increased 15.3% to $5.3 million in 1995 from $4.6 million in 1994, but decreased as a percentage of net service revenue to 9.2% from 10.8%. Rent expense increased 22.7% to $2.7 million in 1995 from $2.2 million in 1994, but decreased as a percentage of net service revenue to 4.6% from 5.0%. Additional office space was leased during the year for new employees hired to support the increase in level of operations.

     Depreciation and amortization expense increased 18.1% to $2.3 million in 1995 compared to $1.9 million in 1994.

     Interest income, net of interest expense, increased 33.8% to $665,000 in 1995 from $497,000 in 1994.

     Consolidated income before income taxes increased $2.2 million to $6.2 million in 1995 which included $59,000 income from foreign operations compared to consolidated income before income taxes of $4.0 million in 1994 which included a $443,000 loss from foreign operations. The provision for income taxes was $2.6 million in 1995 as compared to $1.8 million in 1994 resulting in effective tax rates of 42% and 46%, respectively. The decrease in the effective tax rate in 1995 is due primarily to decreased operating losses in Europe. The significant items which create the difference between the Company's federal statutory and effective tax rates are foreign net operating losses unrecognized for U.S. tax purposes, non-deductible amortization of goodwill, timing differences created by depreciation, state and local income taxes, tax-exempt interest income and certain other accrued expenses. The Company will not be able to record a tax asset for losses incurred in its foreign operations until such time, if any, that it has three years of profits in the applicable jurisdiction. However, the Company will be able to recognize a tax benefit for losses incurred in its foreign operations as the subsidiary generates taxable income to the extent of the cumulative losses.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Net service revenue increased 21.5% to $42.9 million in 1994 from $35.3 million in 1993. This increase resulted primarily from an increase in the number of clients and a corresponding increase in the number of contracts under management and in the size of such contracts. The backlog at December 31, 1994, was $71.1 million, representing 137 contracts from 45 clients, as compared to $47.3 million at December 31, 1993, representing 94 contracts from 36 clients.

     Direct costs increased 19.9% to $25.3 million in 1994 from $21.1 million in 1993, but declined as a percentage of net service revenue to 59.1% from 59.9%. The improvement in direct costs as a percentage of net revenue resulted from a larger number of contracts under management, increased profitability on contracts under management, and a significant improvement in labor utilization.

     Selling, general and administrative costs increased 18.3% to $12.1 million in 1994 from $10.2 million in 1993, but declined as a percentage of net service revenue to 28.2% from 29.0%. Labor costs increased 20.6% to $4.6 million in 1994 from $3.8 million in 1993, but decreased as a percentage of net service revenue to 10.8% from 10.9%. Rent expense increased 29.8% to $2.2 million in 1994 from $1.7 million in 1993, and increased as a percentage of net service revenue to 5.0% from 4.7%. Additional office space was leased during the year for new employees hired to support the increase in level of operations.

     Depreciation and amortization expense increased to $1.9 million in 1994 compared to $1.7 million in 1993.

     Interest income increased 170.1% to $597,000 in 1994 from $221,000 in 1993 as a result of a larger average cash balance and higher interest rates during 1994.

     Interest expense decreased 79.0% to $100,000 in 1994 from $476,000 in 1993. The Company repaid virtually all of the outstanding principal on its Credit Facility (as defined below in "Liquidity and Capital Resources") at the end of 1993 using a portion of the proceeds from its November 1993 initial public offering. Interest expense in 1994 primarily consisted of a commitment fee (3/8%) paid on the unused portion of its Credit Facility.

     Consolidated income before income taxes totaled $4.0 million in 1994, which included a $443,000 loss from foreign operations, compared to consolidated income before income taxes of $2.0 million in 1993, which included a loss of $808,000 from foreign operations. The provision for income taxes was $1.8 million in 1994 as compared to $1.2 million in 1993 resulting in effective tax rates of 46% and 60%, respectively. The significant items which create the difference between the Company's federal statutory and effective tax rates are foreign net operating losses unrecognized for U.S. tax purposes, non-deductible amortization of goodwill, timing differences created by depreciation, state and local income taxes and certain other accrued expenses. The

Company will not be able to record a tax asset for losses incurred in its foreign operations until such time, if any, that it has three years of profits in the applicable jurisdiction. However, the Company will be able to recognize a tax benefit for losses incurred in its foreign operations as the subsidiary generates taxable income to the extent of the cumulative losses.

LIQUIDITY AND CAPITAL RESOURCES

     The CRO industry is generally not capital intensive. The Company's primary cash needs on both a short-term and long-term basis are the payment of salaries, office rent and the travel expenditures of its employees. The Company has historically financed these expenditures, as well as acquisitions, with cash flow from operations, issuances of equity securities and borrowings under its Credit Facility as defined below. The Company utilizes its working capital to finance these expenditures pending receipt of its receivables. Contract payments by the Company's clients vary according to the terms of each contract. Capital expenditures have primarily been made for computer system additions and upgrades and computer equipment for new employees. Capital expenditures were $2.0 million in 1994 and $3.8 million in 1995 and are anticipated to be approximately $8 to $10 million in 1996, which includes anticipated capital expenditures by Bio-Research.

     The Company's contracts usually require a portion of the contract amount to be paid at or near the time the trial is initiated. Payments are generally made upon the completion of negotiated performance requirements and, to a lesser extent, on a date certain basis throughout the life of the contract. The Company has experienced a trend, which it expects will continue, in which clients place less emphasis on prepayments and greater emphasis on negotiated performance requirements. This is likely to increase days sales outstanding in accounts receivable. However, the Company does not expect this trend to have a significant impact on its ability to maintain its overall working capital. Cash receipts do not correspond to costs incurred and revenue recognition (which is based on cost-to-cost type of percentage of completion accounting). Therefore, the Company's cash flow is influenced by the interaction of changes in receivables and advance billings. The Company typically receives a low volume of large-dollar cash receipts. Historically, the Company has received significant cash receipts from its clients in the fourth quarter. As a result, the number of days revenue outstanding in accounts receivable will fluctuate due to the timing and size of cash receipts, particularly in the fourth quarter. The number of days revenue outstanding in accounts receivable was 77 days at March 31, 1996 and 76 days at March 31, 1995. The number of days revenue outstanding in accounts receivable net of advanced billings was 6 days at March 31, 1996 and 21 days at March 31, 1995.

     During the three months ended March 31, 1996, net cash provided by operating activities totalled $1.0 million primarily due to net income, net of non-cash expenses, of $1.8 million, an increase in advanced billings of $1.2 million, and a decrease in advance payments to investigators of $1.1 million which were partially offset by an increase in accounts receivable of $3.2 million.

     Cash used in investing activities of $1.3 million during the three months ended March 31, 1996 consisted principally of capital expenditures. Cash provided by financing activities of $80,000 for the same period resulted principally from the issuance of common stock.

     The Company had cash, cash equivalents and held-to-maturity securities of $16.8 million at March 31, 1996 as compared to $18.7 million at March 31, 1995.

     The Company's Credit Facility consists of a $10.0 million line of credit to be used for working capital and acquisition purposes at the Company's discretion (the "Credit Facility"). Interest on any outstanding portion of the Credit Facility is at the bank's prime lending rate (8.25% at March 31, 1996) or LIBOR plus 200 basis points at the Company's option. The Company pays a fee of 0.25% (annualized) of the unused portion of the available borrowings. The fee is payable quarterly. The Company had no principal borrowings outstanding under the Credit Facility as of March 31, 1996. The Credit Facility is collateralized by the Company's assets and by a pledge of the capital stock of its subsidiaries. The Credit Facility contains certain financial and operational covenants including minimum levels for stockholders' equity, working capital, and fixed charge coverage ratios. The Credit Facility also limits the amount of capital expenditures, sale of any shares of capital stock, incurrence of indebtedness or liens, investments and guarantees, and prohibits the declaration or payment of dividends.

     The Company expects to continue expanding its operations through internal growth and strategic acquisitions. The Company expects the Acquisition and other such activities will be funded from the proceeds of the Offering, existing cash, cash equivalents, held-to-maturity securities, cash flow from operations, and available borrowings under its Credit Facility. The Company estimates that such sources of cash will be sufficient to fund the Company's current operations, including expansions of its foreign operations, at least through 1997. Although the Company has no present acquisition agreements or arrangements other than the Acquisition, there may be acquisition or other growth opportunities which require additional external financing, and the Company may from time to time seek to obtain additional funds from public or private issuances of equity or debt securities. There can be no assurances that such financings will be available on terms acceptable to the Company.

PENDING BIO-RESEARCH ACQUISITION

     Bio-Research Selected Historical Financial Statements. The following selected financial data for the three years ended December 31, 1995 are derived from the audited financial statements of Bio-Research, which have been audited by Ernst & Young LLP, independent auditors. The financial data for the three-month periods ended March 31, 1996 and 1995 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Bio-Research considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with the financial statements of Bio-Research, related notes, and other financial information included herein and the discussion of the results of operations following such data.

                                                                                   THREE MONTHS
                                                                                       ENDED
                                                   YEAR ENDED DECEMBER 31,           MARCH 31,
                                                 ---------------------------     -----------------
                                                  1993      1994      1995        1995      1996
                                                 -------   -------   -------     -------   -------
                                                                  (IN THOUSANDS)
STATEMENTS OF INCOME DATA:
Service revenue................................  $22,418   $24,504   $26,342     $ 7,379   $ 6,324
Operating costs and expenses:
  Direct costs.................................   12,942    13,184    14,408       3,536     3,658
  Selling, general and administrative
     expenses..................................    7,176     7,804     8,024       2,135     1,954
  Depreciation.................................    1,141     1,347     1,573         437       426
                                                 -------   -------   -------     -------   -------
Income from operations.........................    1,159     2,169     2,337       1,271       286
Other income...................................      132       180       363         106        76
                                                 -------   -------   -------     -------   -------
Income before income taxes.....................    1,291     2,349     2,700       1,377       362
Provision for income taxes.....................   (1,117)   (1,100)   (1,026)       (202)     (176)
                                                 -------   -------   -------     -------   -------
Net income.....................................  $ 2,408   $ 3,449   $ 3,726     $ 1,579   $   538
                                                 =======   =======   =======     =======   =======

                                                     AS OF DECEMBER 31,           AS OF MARCH 31,
                                                 ---------------------------     -----------------
                                                  1993      1994      1995        1995      1996
                                                 -------   -------   -------     -------   -------
BALANCE SHEET DATA:
Cash and cash equivalents......................  $ 4,120   $ 4,172   $ 5,699     $ 5,234   $ 5,548
Working capital................................    7,682     8,663     9,171      10,676     9,833
Total assets...................................   28,933    31,425    33,081      31,649    32,014
Long-term debt.................................       --        --        --          --        --
Stockholders' equity...........................   23,128    25,207    26,143      26,840    26,633

  Bio-Research's Results of Operations

     Founded in 1965, Bio-Research is a leading preclinical CRO providing services to clients in the pharmaceutical, biotechnology, chemical and medical device industries. Bio-Research designs and conducts preclinical trials, based principally on animal models, that produce the data required to assess and evaluate efficacy in and potential risks to humans.

     Service revenue is generated from preclinical studies, which may be short-term projects designed to assess acute toxicity, mid-term projects designed to assess the feasibility of testing a compound on humans or long-term projects designed to determine the possible effects of prolonged administration in humans.

     Mid-term and long-term projects typically generate higher service revenue and operating margins than short-term projects as a result of their more technical nature, increased demand for laboratory services and higher level of labor and facility utilization. Long-term projects generally produce slightly lower margins than mid-term projects, but have the advantage of a more consistent revenue stream over a longer period of time, thereby allowing for more effective planning and resource utilization.

  Quarter Ended March 31, 1996 Compared to Quarter Ended March 31, 1995

     Service revenue decreased 14.3% to $6.3 million in the first quarter of 1996 from $7.4 million in the same period of 1995. During the 1995 period, Bio-Research conducted an atypically high number of mid-term projects, resulting in higher than normal service revenue and operating margins. Bio-Research performed services for 73 clients representing 221 contracts during the first quarter of 1996, and for 76 clients representing 208 contracts during the first quarter of 1995. Backlog was $20.6 million at March 31, 1996 and $14.5 million at March 31, 1995.

     Direct costs increased 3.5% to $3.7 million in the first quarter of 1996 from $3.5 million in the same period of 1995, and increased as a percentage of service revenue to 57.8% from 47.9%. This increase in direct costs as a percentage of service revenue is a result of the atypically high number of mid-term projects in Bio-Research's study mix in the 1995 period. Mid-term projects require a wider range of services, including clinical laboratory services, resulting in high levels of labor and facility utilization, and thus, lower direct costs as a percentage of service revenue.

     Selling, general and administrative costs decreased 8.5% to $2.0 million in the first quarter of 1996 from $2.1 million in the same period of 1995, but increased as a percentage of service revenue to 30.9% from 28.9%. Selling, general and administrative expenses are relatively fixed in the near term and will generally increase at a lower rate than service revenue. The two largest components of selling, general and administrative expenses are labor and facility operation and maintenance. Labor costs decreased to $826,000 in the first quarter of 1996 from $862,000 in the first quarter of 1995, and increased as a percentage of revenue to 13.1% from 11.7%. Facility costs decreased to $360,000 in the first quarter of 1996 from $391,000 in the first quarter of 1995, and increased as a percentage of service revenue to 5.7% from 5.3%.


     Income before income taxes decreased $1.0 million to $362,000 in the first quarter of 1996 compared to the same period in 1995. The provision for income taxes, net of various research and development related tax credits, was a benefit of $176,000 in the first quarter of 1996 and a benefit of $202,000 in the first quarter of 1995, resulting in effective tax rates of negative 48.6% and negative 14.7%, respectively. The amount of these tax credits are dependent on several factors and will not necessarily vary directly with the profitability of Bio-Research.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Service revenue increased by 7.5% to $26.3 million in 1995 from $24.5 million in 1994, primarily due to an increase in the number of contracts under management. In 1995, Bio-Research performed services for 121 clients representing 420 contracts as compared to 113 clients representing 391 contracts in 1994. The backlog at December 31, 1995 was $18.0 million and $18.2 million at December 31, 1994.

     Direct costs increased 9.3% to $14.4 million in 1995 from $13.2 million in 1994, and increased as a percentage of service revenue to 54.7% from 53.8%. Direct costs, as a percentage of net revenue, may fluctuate based on the mix of projects which can impact labor and facility utilization.

     Selling, general and administrative cost increased 2.8% to $8.0 million in 1995 from $7.8 million in 1994 representing a decrease as a percentage of service revenue to 30.5% from 31.8%. Labor costs increased 12.3% to $3.3 million in 1995 from $2.9 million in 1994, and increased as a percentage of service revenue to 12.6% from 12.1%. Facility costs remained level at $1.5 million and decreased as a percentage of service revenue to 5.4% from 6.0%.


     Income before income taxes increased $351,000 to $2.7 million in 1995 from $2.3 million in 1994. The provision for income taxes, net of research and development related tax credits, was a benefit of $1.0 million in 1995 and $1.1 million in 1994 resulting in effective tax rates of negative 38.0% and negative 46.8%, respectively. The amount of these tax credits is dependent on several factors and will not necessarily vary directly with the profitability of Bio-Research.


  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Service revenue increased 9.3% to $24.5 million in 1994 from $22.4 million in 1993. Bio-Research performed services for 113 clients representing 391 contracts during 1994 as compared to 99 clients representing 422 contracts in 1993. The backlog was $18.2 million at December 31, 1994 and $12.0 million at December 31, 1993.

     Direct costs increased 1.9% to $13.2 million in 1994 from $12.9 million in 1993 but decreased as a percentage of service revenue to 53.8% from 57.7%. Direct costs, as a percentage of net revenue, may fluctuate based on study mix which can impact labor and facility utilization.

     Selling, general and administrative expenses increased 8.8% to $7.8 million in 1994 from $7.2 million in 1993 but decreased slightly as a percentage of service revenue to 31.8% from 32.0%. The increase in 1994 was due primarily to increased investment in business development activities.


     Income before income taxes increased $1.0 million to $2.3 million from $1.3 million in 1993. The provision for income taxes, net of research and development related tax credits, was a benefit of $1.1 million in both 1994 and 1993, resulting in effective tax rates of negative 46.8% and negative 86.5%, respectively. The amount of these tax credits is dependent on several factors and will not necessarily vary directly with the profitability of Bio-Research.

                                    BUSINESS

GENERAL

     The Company is a leading CRO providing a full range of services to the pharmaceutical, biotechnology and medical device industries. The Company designs, monitors and manages clinical trials, provides clinical data management and biostatistical services, and offers product registration services throughout the United States and Europe. The Company generates substantially all of its revenue from the clinical testing of new pharmaceutical and biotechnology products. At March 31, 1996, the Company had contracts in backlog to perform clinical research services in 26 countries worldwide. In 1995, the Company performed services for 69 clients. Currently, ClinTrials has a client base of 100 pharmaceutical and biotechnology companies, including the ten largest pharmaceutical companies in the world.

     In recent years pharmaceutical companies have begun to outsource clinical trials management to CROs, which has resulted in significant growth in the CRO industry. The Company believes that certain industry trends will continue to increase the need for pharmaceutical and biotechnology companies to outsource the management of their clinical trials. These trends include: (i) the desire of many pharmaceutical companies to respond to cost containment pressures and reduce the high fixed costs associated with peak-load staffing for drug development by relying on a combination of internal resources and CROs; (ii) the attempt by pharmaceutical and biotechnology companies to globalize clinical research and development to maximize profits from a given drug by pursuing regulatory approvals in multiple countries simultaneously by outsourcing to CROs with global capabilities; (iii) the efforts by pharmaceutical and biotechnology companies to confront the increasingly complex and strict regulatory requirements in many jurisdictions by taking advantage of the data management expertise, technological capabilities and global presence of CROs; (iv) the escalation of worldwide research and development expenditures for new drugs, including amounts spent on services of the type provided by CROs, resulting from pressures to develop new drugs for the treatment of chronic disorders and life threatening diseases; (v) the desire by pharmaceutical companies to reduce the time required to develop and bring a new drug to the market by outsourcing preclinical and clinical trials to CROs that provide a full range of services;
(vi) the efforts by pharmaceutical companies to reserve their internal resources for the development of new drugs by using CROs to manage and conduct preclinical and clinical trials; and (vii) the growth of the biotechnology industry and the resulting increase in the demand for expertise and services provided by outside sources, including CROs.

     The Company has offices in Nashville, Tennessee; Research Triangle Park, North Carolina; Lexington, Kentucky; Maidenhead, England; Brussels, Belgium; Melbourne, Australia; Jerusalem, Israel; and Santiago, Chile. Upon closing the Acquisition, the Company will have laboratory facilities and office space in Senneville, a suburb of Montreal, Quebec.

INDUSTRY BACKGROUND

     New pharmaceutical and biotechnology products must undergo extensive testing and regulatory review to determine their safety and effectiveness. Companies seeking approval for these products are responsible for performing and analyzing the results of preclinical and multi-phase clinical trials. Preclinical trials typically last for up to three years and involve animal testing. Clinical trials typically last eight to twelve years and involve hundreds or thousands of human subjects. Preclinical and clinical trials were historically performed almost exclusively by in-house personnel at the major pharmaceutical companies. In recent years, pharmaceutical companies have begun to outsource clinical trials management to CROs, which has resulted in significant growth in the CRO industry. The Company believes worldwide research and development expenditures by the pharmaceutical and biotechnology industries reached $30 billion in 1994, approximately $10 billion of which was spent on clinical trials, with approximately $2 billion being outsourced to CROs. The Company believes that an additional $1 billion of preclinical trial work was outsourced to CROs in 1994.

     The CRO industry is still characterized by high fragmentation, with 600 to 700 companies worldwide. While historically the CRO industry has had low barriers to entry, the number of entrants has decreased as pharmaceutical and biotechnology sponsors require that entrants have a wide range of specialized skills. The

Company believes that pharmaceutical and biotechnology companies are seeking CROs that are able to provide a full range of services for a particular trial, including the design, placement, performance and management of preclinical or clinical trial programs. The Company believes that there are no more than 20 CROs capable of providing a full range of services, and even fewer able to provide full service on an international basis. The Company performs Phase I, II, III and IV services, and following the acquisition of Bio-Research will perform preclinical services. The Company believes that there are only two other CROs that currently provide the full range of services for preclinical and Phase I through Phase IV trials. Management believes that consolidation in the CRO industry is likely to continue as companies pursue various strategies to align their capabilities with the continuing growth and demand for services.

INDUSTRY TRENDS

     The contract research industry derives substantially all of its revenue from the research and development ("R&D") expenditures of pharmaceutical, biotechnology and medical device companies. The Company believes that certain industry trends have led pharmaceutical and biotechnology companies to increase the use of CROs for preclinical and clinical trials. These trends include the following:

     Increasing Cost Containment Pressures. The increasing pressure to control rising health care costs, and the penetration of managed health care and health care reform have caused the following changes in the pharmaceutical industry:

     - Managed Care Organizations. Managed care organizations have become major participants in the delivery of pharmaceuticals. These organizations limit the selection of drugs from which affiliated physicians may prescribe, thus increasing the competition among pharmaceutical companies to develop more effective products in a shorter time frame.

     - Consolidation. As pharmaceutical companies seek to create economies of scale, there have been several large mergers within the pharmaceutical industry, and as a result of these mergers, the pharmaceutical industry has experienced large scale employee lay-offs and other cutbacks.

     - Other Factors. Factors such as competition from generic drugs following patent expiration, more stringent regulatory requirements and the increasing complexity of clinical trials have resulted in increasing market pressure on profit margins.

     In response to these cost containment pressures, a number of United States pharmaceutical companies have publicly committed to hold net effective price increases generally in line with inflation. In the area of clinical development, many pharmaceutical and biotechnology companies are seeking to reduce the high fixed costs associated with peak-load staffing by reducing internal clinical staff and relying on a combination of internal resources and external resources such as CROs, thereby shifting fixed costs to variable costs.

     Globalization of Clinical Research and Development. Due to the increasing cost of new drug development, many projects that are not expected to achieve sufficient annual worldwide revenue are abandoned. Pharmaceutical companies are increasingly attempting to maximize returns from a given drug by pursuing regulatory approvals in multiple countries simultaneously rather than sequentially. A pharmaceutical company seeking approval in a country in which it lacks experience or internal resources will frequently turn to a CRO for assistance in interacting with regulators or in organizing and conducting clinical trials. The Company believes that the globalization of clinical research and development activities has increased the demand for CRO services.

     Increasingly Complex and Stringent Regulation; Need for Technological Capabilities. Increasingly complex and stringent regulatory requirements throughout the world have increased the volume of data required for regulatory filings and escalated the demand for data collection and analysis during the drug development process. In addition, over the last ten years the average number of clinical trials per new drug application has approximately doubled, and the average number of patients participating in those trials has increased approximately 25%. In recent years, the FDA and corresponding regulatory agencies of Canada, Japan and the EC have commenced discussions to develop common standards for preclinical and clinical studies and the format and content of applications for new drug approvals. Further, the FDA encourages the use of computer-assisted filings in an effort to expedite the approval process. As regulatory requirements have become more complex, the pharmaceutical and biotechnology industries are increasingly outsourcing to CROs to take advantage of their data management expertise, technological capabilities and global presence.

     Escalating Research and Development Expenditures. Research and development expenditures in 1994 for the top 50 pharmaceutical companies in the world (as measured by such expenditures) increased approximately 11.8% from the previous year. Such expenditures have resulted from an increased emphasis on developing effective products for the treatment of chronic disorders and life threatening acute conditions such as infectious diseases. The cost of developing therapies for chronic disorders, such as arthritis, Alzheimer's disease and osteoporosis is higher because the treatments must be studied for a longer period to demonstrate their effectiveness in curbing the chronic disorder and to determine any possible long-term side effects.

     Reducing Drug Development Time Requirements. Pharmaceutical and biotechnology companies face increased pressure to bring new drugs to market in the shortest possible time, thereby reducing costs, maintaining market share and accelerating realization of revenue. Currently, successful development of a new drug takes approximately eight to twelve years, a significant portion of a drug's seventeen-year period for protection under United States patent laws. Certain clients of the Company have expressed a desire to reduce this time to approximately five to seven years. Pharmaceutical and biotechnology companies are attempting to increase the speed of new product development, and thereby maximize the period of marketing exclusivity and economic returns for their products, by outsourcing development activities to CROs. The Company believes that CROs are often able to perform the needed services with a higher level of expertise or specialization, and more quickly, than a pharmaceutical or biotechnology company could perform such services internally. In addition, some pharmaceutical and biotechnology companies are beginning to contract with large full-service CROs to conduct preclinical and all phases of clinical trials for new product programs lasting several years, rather than separately contracting specific phases of drug development to several different CROs. The Company believes this approach may result in shorter overall development times. In anticipation of this trend, the Company seeks through the Bio-Research acquisition to establish itself as a firm capable of taking a pharmaceutical from its initial testing through its licensing for commercialization.

     New Drug Development Pressures. The Company believes that R&D expenditures have increased as a result of the constant pressure to develop and patent products, and to respond to the demand for products for an aging population and for the treatment of chronic disorders and life-threatening conditions. In response to this pressure, pharmaceutical and biotechnology companies are outsourcing preclinical and clinical trials in order to use their own resources to develop additional drugs.

     Growth of Biotechnology Industry. The biotechnology industry and the number of drugs produced by it which require FDA approval have grown substantially over the past decade. Many biotechnology companies have chosen not to expend resources to develop sufficient staff or expertise to conduct clinical trials in-house, but rather have utilized providers such as CROs to perform these services.

     As the use of CROs increases, so do the demands placed upon CROs like ClinTrials that provide a broad range of services in multiple countries for larger clients. For example, larger CROs generally remain competitive by sustaining internal growth and by opening offices in additional countries in order to have a presence near either a client or a large test site. Increasingly, large clients require CROs to meet certain credit-worthiness standards. As a result of these factors, CROs such as ClinTrials have experienced an increasing demand for working capital and strong balance sheets in order to maintain their competitive standing within the industry.

BUSINESS STRATEGY

     The Company believes it is well positioned to take advantage of the accelerating outsourcing trend as a result of its demonstrated ability to provide a broad range of professional, cost-effective clinical research and development services worldwide. The Company's strategy for capitalizing on the expected growth in the CRO industry includes the following key components:

          Provide Comprehensive Preclinical and Clinical Research Services. The Company offers a broad range of clinical research services and believes that its knowledge and experience in all stages of clinical research enhance its credibility with prospective clients. While the Company has in the past provided services primarily in Phase II, III and IV trials, Bio-Research has provided services primarily in preclinical trials. The combined capabilities of ClinTrials and Bio-Research will allow the Company to provide a broad range of preclinical and clinical services on a turnkey basis, which the Company believes can be especially important to clients without significant relevant regulatory expertise, such as biotechnology companies and international pharmaceutical companies seeking to enter new geographic markets. To meet the needs of specific clients, the Company offers its services separately or as an integrated package. This allows a client to use the Company to design a protocol, conduct a trial, analyze the results of one or more trials, prepare and submit a new drug application or computer-assisted filing to the FDA, or for any combination of these services. This approach enables the Company to respond to clients' requirements with flexibility and also allows it to establish a relationship with a new client with a particular service that may in turn lead to larger, more comprehensive projects. In addition, the Company believes that obtaining preclinical capabilities through the acquisition of Bio-Research will increase the prospect of being awarded contracts for later stage testing after satisfactory completion of the preclinical tests.

          Pursue Strategic Alliances. In these arrangements, the client agrees to provide the Company with a minimum level of revenue and is guaranteed adequate staffing over a multi-year period. The Company believes this type of arrangement results in more predictable pricing to the client and more efficient management of the Company's resources, and potentially increases the amount of work outsourced to the Company by the strategic partner. In the past three years, the Company has entered into strategic alliances with Baxter Healthcare Corporation, Sandoz Pharmaceuticals Corporation and SmithKline Beecham Corporation. In addition, upon the acquisition of Bio-Research, the Company expects to become party to certain of Bio-Research's "preferred provider" relationships, which, in contrast to strategic alliances, are noncontractual, informal relationships in which the client makes the Company among its first choices of testing service providers.

          Expand International Presence. The Company provides clinical research and development services to major United States and European pharmaceutical and biotechnology companies. The Company conducts multi-national clinical trials designed to pursue concurrent regulatory approvals in multiple countries. The Company believes that this experience is a competitive advantage, as pharmaceutical and biotechnology companies increasingly are pursuing regulatory approvals simultaneously in multiple countries. The Company has recently increased and strengthened its European management team and increased its office space in Maidenhead, England to provide more comprehensive services to its United States clients doing business abroad and to better market its services to existing and potential European clients. During 1995, the Company expanded its geographic reach by opening trials management offices in Australia, Israel and Chile, and now delivers services in 26 countries. In addition, Bio-Research has offices in Canada, and provides services to clients in Asia.

          Develop Capabilities in Emerging Areas. The Company attempts to establish study protocols and expertise in a therapeutic area prior to the formal announcement of a new product by a pharmaceutical or biotechnology company. Manufacturers prefer to outsource to CROs that already have knowledge and have developed testing models in the relevant area and that can therefore more quickly begin the new drug application process. The Company learns of promising research and potential new products by attending conferences, reading scientific literature and by networking with industry experts, academics, manufacturers' representatives and others.

          Invest in Information Systems Technology. The Company maintains a commitment to investment in technology with a focus on management information systems. The Company has invested heavily in improving its standard operating procedures, in continuous reengineering of the workflow processes and in the infrastructure required to support the creation, maintenance and statistical analysis of highly sophisticated databases. In particular, the Company has: (i) extended its wide area communications network to include all Company locations, enabling multi-national project teams to coordinate their activities on global, multi-site programs; (ii) supplemented its existing suite of clinical database tools with the implementation of industry-standard data management software; (iii) implemented new project tracking systems internationally as well as reengineered processes to reduce project set-up time; (iv) completed major investments in computer hardware, including processors and disk storage systems, which tripled its capacity to process study data; and
     (v) increased its management, biostatistics and information systems team to more than 300 employees, one of the largest such groups in the industry. The Company intends to continue to improve its management information systems with significant capital expenditures anticipated in 1996 and 1997.

          Broaden Therapeutic Expertise. Prior working knowledge in specific therapeutic areas is a highly valued criterion by which many decisions to work with a CRO are made. ClinTrials has experience in a broad range of therapeutic areas and is continuing to expand its abilities and experience in more therapeutic areas. ClinTrials has demonstrated depth and high quality performance in the following areas: anti-viral infectious diseases, cardiology, central nervous system, gastroenterology, endocrinology, respiratory and urology. The Company is a leader in the investigation of blood substitutes and protease inhibitors and in the conducting of megatrials, trials involving more than 1,000 participants. The Company will further broaden its therapeutic expertise with the acquisition of Bio-Research, a leader in the areas of osteoporosis evaluation, cardiovascular pharmacology, biomaterials testing, bio-marker assays and infusion delivery.

          Increase Client Base and Number of Contracts. ClinTrial's strategy is to seek contracts with new clients and new contracts with existing clients in different therapeutic areas. The Bio-Research acquisition will increase the Company's client base and will present the Company with the opportunity to cross-sell the services and related expertise of Bio-Research to the Company's existing clients, and the Company's clinical services and related expertise to Bio-Research's existing clients.

          Pursue Selected Acquisitions. The Company plans to pursue strategic acquisitions of selected CROs or related businesses that provide one or more of the following: complementary services, expanded geographic presence, new therapeutic expertise or complementary client bases. The Bio-Research Acquisition exemplifies this aspect of the Company's strategy. Bio-Research provides an additional client base, including several clients in Asia and Europe, and provides new expertise in several therapeutic areas as well as the ability to perform preclinical services.

SERVICES

     The Company's current services and related products include clinical trials management services, clinical data management and biostatistical services, and product registration services. After acquiring Bio-Research, the Company will also perform, manage and design preclinical trials and offer related services.

     Clinical Trials Management Services. The Company offers complete services for the design, placement, performance and management of clinical trial programs, a critical element in obtaining regulatory approval for drugs and medical devices. The Company has performed services in connection with trials in many therapeutic areas. The Company's multi-disciplinary clinical trials group has the ability to examine a product's existing preclinical and clinical data for the purposes of designing protocols for clinical trials in order to ascertain evidence of the product's safety and efficacy.

     The Company manages every aspect of trials in Phases I through IV, including design of operations manuals, identification and recruitment of trial investigators, initiation of sites, monitoring for strict adherence to GCP, site visits to ensure compliance with protocol procedures and proper collection of data, interpretation of trial results and report preparation. Substantially all of the Company's current projects involve Phase II, III or IV clinical trials, which, in most cases, are significantly larger and more complex than Phase I trials. In addition, the acquisition of Bio-Research will immediately allow the Company to provide preclinical and lab analysis services to its clients.

     A recent development in the CRO industry is the emergence of trials involving tests on over 1,000 patients over a period of several years at multiple sites. These trials have resulted from the drug companies' emphasis on treating and curing chronic disorders and the resulting need to thoroughly test large numbers of patients for long-term side effects of new drugs. The Company is experienced in managing such trials and actively markets its abilities in this area.

     Clinical trials are monitored for strict adherence to good clinical practice. Efficient data collection, form design, detailed operations manuals and site visits by the Company's clinical research associates ("CRA") are employed to assist clinical investigators and their staffs in following established protocols and accurately recording the findings of the trials.

     The Company assists clients with one or more of the following steps of clinical trials:

     - Study Protocol. The protocol defines the medical issues the study seeks to examine and the statistical tests that will be conducted. Accordingly, the protocol defines: (i) the type and frequency of laboratory and clinical measures that are to be tracked and analyzed; (ii) the number of patients required to produce a statistically valid result; (iii) the period of time over which they must be tracked; and (iv) the dosage and frequency of drug administration.

     - Case Report Forms. Once the study protocol has been finalized, special forms for recording the desired information must be developed. These forms are called case report forms ("CRFs"). The CRF may change at different stages of a trial. The CRF for one patient in a given study may consist of as many as 100 pages or more.

     - Site and Investigator Recruitment. The drug is administered to patients by investigators at hospitals, clinics or other locations, referred to as sites. Potential investigators may be identified by the drug sponsor or the CRO, which then solicits the investigators' participation in the study. Generally, the investigators contract directly with the Company. The trial's success depends on the successful identification and recruitment of investigators with proper expertise and an adequate base of patients who satisfy the requirements of the study protocol.

     - Patient Enrollment. The investigators find and enroll patients suitable for the study according to the study protocol. Prospective patients are required to review information about the drug and its possible side effects and sign an informed consent to record their knowledge and acceptance of potential side effects. Patients also undergo a medical examination to determine whether they meet the requirements of the study protocol. Patients then receive the drug and are examined by the investigator as specified by the study protocol.

     - Study Monitoring and Data Collection. As patients are examined and tests are conducted in accordance with the study protocol, data are recorded on CRFs and laboratory reports. The data are collected from study sites by specially trained CRAs. CRAs visit sites regularly to ensure that the CRFs are completed correctly and that all data specified in the protocol are collected. CRFs are reviewed for consistency and accuracy before their data are entered into an electronic database.

     - Medical Affairs. Throughout the course of a clinical trial, the Company may provide various medical research and services including medical monitoring of clinical trials, interpretation of clinical trial results and preparation of clinical study reports.

     - Report Writing. The results of statistical analysis of data collected during the trial together with other clinical data are included in a final report generated for inclusion in a regulatory document.

     Clinical Data Management and Biostatistical Services. The Company's data management professionals assist in the design of protocols and CRFs, as well as training manuals and training sessions for investigational staff, to ensure that data are collected in an organized and consistent format. Databases are designed according to the analytical specifications of the project and the particular needs of the client. Prior to data entry, the Company's personnel screen the data to detect errors, omissions and other deficiencies in completed CRFs. The Company provides clients with data abstraction, data review and coding, data entry, database verification and editing, and problem data resolution.

     The Company's biostatistics professionals provide biostatistical consulting, database design, data analysis and statistical reporting. The Company's biostatisticians provide clients with assistance in all phases of drug development. These professionals develop and review protocols, design appropriate analysis plans and design report formats to address the objectives of the study protocol as well as the client's individual objectives. Working with the programming staff, biostatisticians perform appropriate analyses and produce tables, graphs, listings and other applicable displays of results according to the analysis plan. Frequently, biostatisticians assist clients before panel hearings at the FDA.

     The Company believes that its data management and biostatistical services capabilities can be utilized by a client more effectively when packaged as part of its total clinical trials management services and used to monitor Phases I through IV rather than just one phase. This packaging permits a faster and less costly clinical trial process, as the data are collected and analyzed more rapidly and the decision to move to the next phase can be made more quickly. Although the Company believes that many pharmaceutical companies treat each phase as a distinct trial, the Company is emphasizing its turnkey approach in its marketing efforts. Currently, a significant portion of its services are utilized by clients to process data that have previously been collected either by the client itself or by another CRO as part of a distinct phase in the drug development process. Several of the Company's clients from time to time request that the Company develop the ability to monitor the entire drug testing process, beginning with the preclinical phase. The acquisition of Bio-Research will allow the Company to conduct preclinical testing and is a significant step in gaining the ability to provide the entire range of services.

     Product Registration Services. The Company provides comprehensive product registration services throughout Europe and the Untied States. The Company provides regulatory strategy formulation, document preparation, Good Manufacturing Practice consultation and acts as liaison with the FDA and other regulatory agencies. Although these services have not generated material revenue to date, the Company offers these services in order to provide the full range of services necessary to remain competitive in the CRO industry.

     The Company works closely with clients to devise regulatory strategies and comprehensive product development programs. The Company's regulatory affairs experts review existing published literature, assess the scientific background of a product, assess the competitive and regulatory environment, identify deficiencies and define the steps necessary to obtain registration in the most expeditious manner. Through this service, the Company helps its clients determine the feasibility of developing a particular product or product line.

     The Company's regulatory affairs professionals have experience in the analysis, preparation and submission of FDA regulatory documents covering a wide range of products, including drugs and over-the-counter products. The Company also has experience with preparing regulatory documentation for submission to European regulatory authorities.

PRECLINICAL TRIALS

     After the Acquisition, the Company will design and conduct preclinical research programs, based principally upon animal models, that generate the data required to establish safe starting dosages and the efficacy of a product in humans, and to determine organ toxicity and other potential risks of human usage. Preclinical trial reports are submitted to regulatory authorities in support of an application to initiate clinical testing. The Company will also offer analytical laboratory services including assessment of product concentration in suspensions, solutions, animal feed and plasma radiometric determination in metabolite profiling of biological tissues, and radiopurity assessment of dose solution.

CLIENTS AND MARKETING

     The Company has served many of the leading pharmaceutical companies in the United States and the EC. The Company's clients include the ten largest pharmaceutical companies in the world. The Company's clients also include companies in the biotechnology and medical device industries. For the year ended December 31, 1995, the Company recognized revenue from contracts with 69 clients, and Bio-Research recognized revenue from contracts with approximately 120 clients. The Company believes approximately 40% to 50% of its clients are also clients of Bio-Research. Therefore, the Bio-Research acquisition will provide the

Company the opportunity to cross-sell both its services and Bio-Research's services to a significant number of new clients.

     During 1995, approximately 88% of the Company's net service revenue was derived from pharmaceutical companies, 10% from biotechnology companies and 2% from medical device companies. In 1995, pharmaceutical companies, biotechnology companies and chemical companies contributed 54%, 35% and 7% of Bio-Research's net service revenue, respectively.

     The Company has had, and will continue to have, certain clients from which at least 10% of the Company's overall revenue is generated over multiple contracts. Such concentrations of business are not uncommon within the CRO industry. During 1995, the Company generated approximately 25% of its net service revenue from Sandoz Pharmaceuticals Corporation and approximately 18% from SmithKline Beecham Corporation. The Company's contracts are entered into with numerous therapeutic areas or divisions within each client and frequently involve different decision makers. Thus, there is a reduced likelihood that the Company would simultaneously lose all contracts with any single client. Accordingly, while the complete loss of a significant client could have a material adverse effect on the Company, the termination of any one contract would typically not have a material adverse effect.

     Marketing activities are conducted by the Company's business development personnel based in each of the Company's locations. In response to the highly technical nature of the Company's business, most business development personnel have scientific backgrounds. Additionally, the Company runs an extensive advertising program in trade journals and publications and, from time to time, employs direct mailings of information to existing and potential clients. The Company also attends and exhibits at selected trade shows in the United States and Europe. The Company is in the process of expanding its business development group in order to serve additional clients.

POTENTIAL LIABILITY AND INSURANCE

     The Company monitors the testing of new drugs on human volunteers pursuant to study protocols in clinical trials. Clinical research involves a risk of liability for personal injury or death to patients from adverse reactions to the study drug, many of whom are seriously ill and are at great risk of further illness or death as a result of factors other than their participation in a trial. Additionally, although the Company's employees do not have direct contact with the participants in a clinical trial, the Company, on behalf of its clients, contracts with physicians who render professional services, including the administration of the substance being tested, to such persons. As a result, the Company could be held liable for bodily injury, death, pain and suffering, loss of consortium, and other personal injury claims and medical expenses arising from any professional malpractice of such physicians. The Company maintains insurance to cover malpractice liability of physicians who are employees or consultants of the Company. To date, the Company has not received any claims resulting from either the testing of new drugs or professional malpractice.

     The Company believes that the risk of liability to patients in clinical trials is mitigated by various regulatory requirements, including the role of institutional review boards ("IRBs") and the need to obtain each patient's informed consent. The FDA requires each human clinical trial to be reviewed and approved by the IRB at each study site. An IRB is an independent committee that includes both medical and non-medical personnel and is obligated to protect the interests of patients enrolled in the trial. After the trial begins, the IRB monitors the protocol and the measures designed to protect patients, such as the requirement to obtain informed consent.

     To reduce its potential liability, the Company seeks to obtain indemnity provisions in its contracts with clients and, in some cases, with investigators contracted by the Company on behalf of its clients. These indemnities generally do not, however, protect the Company against certain of its own actions such as those involving negligence or misconduct, or in some cases against the actions or inactions of investigators. Moreover, these indemnities are contractual arrangements that are subject to negotiation with individual clients, and the terms and scope of such indemnities vary from client to client and from trial to trial. The Company also, in some circumstances, indemnifies and holds harmless its clients and investigators against liabilities incurred by such parties due to the actions or inactions of the Company. Finally, since the financial performance of these indemnities is not secured, the Company bears the risk that an indemnifying party may not have the financial ability to fulfill its indemnification obligations. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of an indemnity or where the indemnity, although applicable, is not performed in accordance with its terms.

     The Company currently maintains an errors and omissions professional liabilities insurance policy in amounts it believes to be sufficient. There can be no assurance that this insurance coverage will be adequate, or that insurance coverage will continue to be available on terms acceptable to the Company.

BACKLOG

     The Company previously has reported backlog as consisting of anticipated net revenue from letters of intent and signed contracts that have not been completed. Under this method, at December 31, 1995, backlog was approximately $90.2 million, as compared to approximately $71.1 million at December 31, 1994.

     Because it has become more common for clients to authorize projects and the Company to commence providing services before a contract is signed, the Company believes reported backlog should consist of anticipated net revenue from uncompleted projects which have been authorized by the client, through a written contract or otherwise. Using the modified method of reporting backlog, at March 31, 1996, backlog was approximately $98.8 million, as compared to approximately $71.8 million at March 31, 1995. The modification discussed would not have a material effect on backlog as of any prior reporting period.

     Bio-Research calculates its backlog using the same method as ClinTrials. At December 31, 1994, and 1995, Bio-Research had backlog of approximately $18.2 million and $18.0 million, respectively. At March 31, 1995, and 1996, Bio-Research had backlog of approximately $14.5 million and $20.6 million, respectively.

     The Company believes that backlog is not a consistent indicator of future results because backlog can be affected by a number of factors, including the variable size and duration of projects, many of which are performed over several years. Additionally, projects may be terminated by the client or delayed by regulatory authorities for many reasons, including unexpected test results. Moreover, the scope of a project can change during the course of a study.

COMPETITION

     The Company and Bio-Research compete primarily against in-house research departments of pharmaceutical companies, other CROs, universities and teaching hospitals. The CRO industry is highly fragmented, with approximately 20 full-service CROs and many small, limited-service providers. In recent years, several large, full-service competitors have emerged, some of which have substantially greater capital and other resources, are better known and have more experienced personnel than the Company. The Company's competitors include Corning Pharmaceutical Services, a subsidiary of Corning, Inc.; Pharmaco, a subsidiary of Applied Bioscience International, Inc.; Parexel International Corp.; and Quintiles Transnational Corp. The recent trend toward industry consolidation is likely to result in heightened competition among the larger CROs. Although the financial costs of entry into the industry are relatively low, the larger CROs are increasingly required to have substantial amounts of working capital in order to sustain internal growth and international expansion, and to meet the credit-worthiness standards of their larger clients. The Company believes that clients choose a CRO based on several factors, the most important of which is the quality of the work performed for existing clients. Other important factors include references from existing clients, trials management experience in and scientific knowledge of specific therapeutic areas, the price for the services performed, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical data bases, and the ability to hire and retain qualified investigators. The Company believes that it competes favorably in these areas.

EMPLOYEES

     At March 31, 1996, the Company had 938 employees, of which 48 held Ph.D. or M.D. degrees, and 106 others held masters degrees. Approximately 86% of the Company's employees are located in the United States. The Company believes that its relations with its employees are good.

     The Company's performance depends on its ability to attract and retain a qualified management, professional, scientific and technical staff. Competition from both the Company's clients and competitors for skilled personnel is high. While the Company has not experienced any significant problems in attracting or retaining qualified staff to date, there can be no assurance the Company will be able to avoid these problems in the future.

LITIGATION

     The Company is from time to time subject to claims and suits arising in the ordinary course of business. In the opinion of management, there are currently no proceedings to which the Company is a party that will have a material adverse effect upon its operations or financial condition.

     In 1991, a Bio-Research customer commenced legal action against Bio-Research claiming damages in the amount of $5.2 million, plus interest and costs, resulting from statistical errors in carrying out two clinical research studies. Bio-Research has reserved $220,000 against this action in its financial statements. Bio-Research also has insurance coverage and the right to seek indemnification from a former shareholder with respect to liability in excess of the amount provided for under applicable insurance policies. ClinTrials has agreed to assume liability for this legal action in connection with the Acquisition, and, while it is seeking assignment of the indemnity in its favor, there can be no assurance that the indemnitor will agree to such assignment. Even without the indemnity, ClinTrials does not believe that the outcome of this litigation will have a material adverse impact upon its results of operations or financial condition.

                                   MANAGEMENT

     The following table sets forth certain information concerning the executive officers and directors of the Company:

                     NAME                    AGE                  POSITION
    ---------------------------------------  ---   ---------------------------------------
    William C. O'Neil, Jr..................  62    Chairman of the Board, President and
                                                     Chief Executive Officer
    Paul J. Ottaviano......................  49    Executive Vice President -- Worldwide
                                                     Operations
    Albert J. Siemens......................  52    Executive Vice President
    John W. Robbins........................  46    Chief Financial Officer and Secretary
    Barbara A. Cannon......................  44    Executive Vice President
    Joseph J. Colatuno.....................  44    Vice President and General Manager --
                                                     North America
    Thomas G. Cigarran.....................  54    Director
    Irwin B. Eskind, M.D...................  71    Director
    Richard J. Eskind......................  65    Director
    Edward G. Nelson.......................  65    Director
    Herbert J. Schulman, M.D...............  72    Director

     William C. O'Neil, Jr. founded the Company in September 1989 and has been the Chairman of the Board, President and Chief Executive Officer of the Company since its organization. He served as President and Chief Executive Officer of International Clinical Laboratories, Inc., a clinical laboratory testing company, from 1977 until it was acquired in 1988 by SmithKline Beckman Corporation. From January 1989 to May 1989, he served as President and Chief Executive Officer of Biotherapeutics, Inc. (now known as Response Oncology, Inc.) a cancer services company. Mr. O'Neil serves as a director of each of ATRIX Laboratories, Inc., a drug delivery company; Sigma Aldrich Chemical Company, a manufacturer of research chemicals; American Healthcorp, Inc., a specialty health care service company; Advocat Inc., a long-term care company; and Central Parking Corporation, a parking services company.

     Paul J. Ottaviano was promoted to Executive Vice President -- Worldwide Operations in December 1995 after serving as Executive Vice President -- U.S. Operations since July 1992. From May 1989 until joining the Company in July 1992, he was President and Chief Executive Officer of National Psychopharmacology Laboratories, Inc., a specialty laboratory company. Mr. Ottaviano was Chief Operating Officer of Med Inc. (later ImageAmerica, Inc.), a medical imaging company, from April 1988 through May 1989. From July 1987 until April 1988, Mr. Ottaviano was the Vice President -- Operations and President-ICL East of International Clinical Laboratories, Inc. From January 1987 until July 1987, Mr. Ottaviano served as a Division President of International Clinical Laboratories, Inc.

     Albert J. Siemens, Ph.D. has served as Executive Vice President within the Business Development group of the Company since 1992 with additional responsibilities for international development. Dr. Siemens served as President of Clinical Research International, Inc., from 1986 through 1992. From 1983 to 1986 he was Vice President of Clinical Research for Family Health International, a non-profit research foundation. Prior to that time, Dr. Siemens was associate director of Clinical Research of Pfizer Laboratories, Inc.

     John W. Robbins has served as Chief Financial Officer, Vice President and Secretary of the Company since November 1990. From June 1988 to October 1990, he was Chief Financial Officer for the southeast region of McCaw Cellular Communications, Inc., a cellular communications company. From October 1987 to June 1988 he served as assistant to the Chief Financial Officer and as the National Director of Accounts Receivable for International Clinical Laboratories, Inc. Mr. Robbins is a Certified Public Accountant.

     Barbara A. Cannon has served as Executive Vice President within the Business Development group of the Company since January 1993. From August 1990 to December 1992, Ms. Cannon served as Chief Operating Officer of the Company's Nashville operations. From March 1990 until August 1990, Ms. Cannon was a consultant to various pharmaceutical companies. From June 1987 until February 1990, she served as Vice President of the Institute of Clinical Pharmacology, a CRO headquartered in Dublin, Ireland. Ms. Cannon was Director of Market Strategy for Hospital Corporation of America from March 1986 through May 1987.

     Joseph J. Colatuno joined the Company in January 1994 as General
Manager -- North America. Mr. Colatuno is responsible for day-to-day operations and management of the various functional groups in North America involved in the clinical development of pharmaceutical and biotechnology products. Prior to joining ClinTrials, Mr. Colatuno spent 20 years with the Upjohn Company.

     Thomas G. Cigarran has served as a director of the Company since February 1992. From September 1981 through August 1988, Mr. Cigarran served as President and Chief Operating Officer of American Healthcorp, Inc. In September 1988, Mr. Cigarran became the Chairman, President and Chief Executive Officer of American Healthcorp, Inc.

     Irwin B. Eskind, M.D. has been a director of the Company since February 1992. Dr. Eskind was engaged in the private practice of internal medicine from 1954 until 1996. Dr. Eskind is the brother of Richard J. Eskind, also a director of the Company.

     Richard J. Eskind has served as a director of the Company since February 1992. Mr. Eskind has served since October 1986 as Vice President-Investments of A.G. Edwards & Sons, Inc., a broker-dealer firm. Mr. Eskind is the brother of Irwin B. Eskind, M.D., also a director of the Company.

     Edward G. Nelson has been a director of the Company since November 1990. Mr. Nelson formed Nelson Capital Corp., a merchant banking firm, in 1984, and has served as the President and Chairman of the Board of such firm since its organization. Mr. Nelson serves as a director of Osborn Communications Company, an owner and operator of radio and television stations; Berlitz International, Inc., a language services company; Central Parking Corporation, a parking services company; and Advocat Inc., a long-term care company.

     Herbert J. Schulman, M.D. has been a director of the Company since February 1992. Dr. Schulman retired from the private practice of internal medicine in 1988.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of June 10, 1996, information with respect to the beneficial ownership of the Company's outstanding Common Stock by
(i) each director of the Company, (ii) each of the Chief Executive Officer and the four most highly compensated executive officers of the Company, (iii) all directors and all executive officers of the Company as a group, and (iv) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.

                                                              SHARES                    SHARES
                                                        BENEFICIALLY OWNED        BENEFICIALLY OWNED
                                                      PRIOR TO THE OFFERING       AFTER THE OFFERING
                                                      ----------------------    ----------------------
                  NAME AND ADDRESS                     NUMBER     PERCENT(1)     NUMBER     PERCENT(1)
- ----------------------------------------------------  ---------   ----------    ---------   ----------
Irwin B. Eskind, M.D.**.............................  1,142,672      12.8%      1,142,672       9.9%
  541 Jackson Blvd.
  Nashville, TN
Richard J. Eskind**.................................  1,139,755      12.8       1,139,755       9.9
  6000 Dunham Springs Road
  Nashville, TN
Herbert J. Schulman, M.D.**.........................    903,830      10.2         903,830       7.9
  109 Westhampton Place
  Nashville, TN
William C. O'Neil, Jr.(2)**.........................    821,311       9.0         821,311       7.0
  One Burton Hills Blvd.
  Suite 210
  Nashville, TN
Thomas G. Cigarran**................................     77,643        *           77,643        *
Edward G. Nelson(3)**...............................     52,474        *           52,474        *
Albert J. Siemens(4)................................     33,699        *           33,699        *
Paul J. Ottaviano(5)................................     17,499        *           17,499        *
Barbara A. Cannon...................................         --        *               --        *
John W. Robbins(6)..................................      7,500        *            7,500        *
All directors and executive officers as a group
  (eleven persons)(7)...............................  4,200,383      45.6%      4,200,383      35.5%

- ---------------

  * Less than 1%
 ** Director
(1) Based on 8,905,134 shares of Common Stock outstanding prior to the Offering and 11,505,134 outstanding after the Offering, plus, as to each individual and group listed, the number of shares of Common Stock deemed to be owned by such holder pursuant to Rule 13d-3 under the Exchange Act, which includes shares subject to stock options held by such holder that are exercisable within 60 days of June 10, 1996.
(2) Includes 56,311 shares owned by Mr. O'Neil's wife. Mr. O'Neil disclaims beneficial ownership of these shares. Also includes 250,000 shares issuable upon the exercise of vested options.
(3) Includes 2,000 shares owned by Mr. Nelson's wife. Mr. Nelson disclaims beneficial ownership of such shares. Also includes 43,976 shares held by Nelson Capital Corp. and certain of its affiliates, beneficial ownership of which Mr. Nelson disclaims. Mr. Nelson is the principal stockholder and president of Nelson Capital Corp.
(4) Includes 26,250 shares issuable upon the exercise of vested options.
(5) Includes 17,499 shares issuable upon the exercise of vested options.
(6) Includes 7,500 shares issuable upon the exercise of vested options.
(7) Includes 305,249 shares issuable upon the exercise of vested options.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co., Piper Jaffray Inc. and Smith Barney Inc., as representatives of the several underwriters (the "Representatives"), have agreed, severally, to purchase from the Company, the number of shares of Common Stock set forth below opposite their respective names.

                                                                                    NUMBER OF
                               NAME OF UNDERWRITER                                   SHARES
- ----------------------------------------------------------------------------------  ---------
J.C. Bradford & Co. ..............................................................
Piper Jaffray Inc. ...............................................................
Smith Barney Inc. ................................................................
                                                                                    ---------
          Total...................................................................  2,600,000
                                                                                     ========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $          per share. The Underwriters may
allow and such dealers may reallow a concession not in excess of $          per
share to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an aggregate of 390,000 additional shares of Common Stock to cover over-allotments. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares are being offered.

     In connection with the Offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the Offering in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market makers' average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company, its executive officers and directors have agreed that they will not, without the prior written consent of the Representatives, issue, sell, transfer, assign or otherwise dispose of any shares of the Common Stock or options, warrants, or rights to acquire Common Stock owned by them prior to the expiration of 120 days from the date of this Prospectus.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by Harwell Howard Hyne Gabbert & Manner, P.C., Nashville, Tennessee. Certain legal matters relating to the sale of Common Stock will be passed upon for the Underwriters by Bass, Berry & Sims PLC, Nashville, Tennessee.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Bio-Research at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein.

          (1) The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1995, as amended by Form 10-K/A dated June 14, 1996.

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

          (3) The Company's Current Report on Form 8-K dated June 19, 1996.

          (4) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on September 29, 1993.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to the Company's principal executive offices, Attention: John W. Robbins, Chief Financial Officer, ClinTrials Research Inc., One Burton Hills Boulevard, Suite 210, Nashville, Tennessee 37215, telephone number (615) 665-9665.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
BIO-RESEARCH LABORATORIES LTD. FINANCIAL STATEMENTS
Report of Independent Auditors........................................................    F-2
Balance Sheets as of December 31, 1994 and 1995; and March 31, 1996
  (unaudited).........................................................................    F-3
Statements of Income for the years ended December 31, 1993, 1994 and 1995; and for the
  three months ended March 31, 1995 and 1996 (unaudited)..............................    F-4
Statements of Stockholders' Equity for the years ended December 31, 1993, 1994 and
  1995; and for the three months ended March 31, 1995 and 1996 (unaudited)............    F-5
Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995; and for
  the three months ended March 31, 1995 and 1996 (unaudited)..........................    F-6
Notes to Financial Statements.........................................................    F-7
CLINTRIALS RESEARCH INC. UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 1996.............   F-14
Notes to Unaudited Pro Forma Condensed Combined Balance Sheet.........................   F-15
Unaudited Pro Forma Condensed Combined Statements of Income for the three months ended
  March 31, 1996 and year ended December 31, 1995.....................................   F-16
Notes to Unaudited Pro Forma Condensed Combined Statements of Income..................   F-18

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
ClinTrials Research Inc.

     We have audited the accompanying balance sheets of Bio-Research Laboratories Ltd. as of December 31, 1995 and 1994, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bio-Research Laboratories Ltd. at December 31, 1995 and 1994, and the results of operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Nashville, Tennessee

February 6, 1996,
  except for Note 12, as to which the date is May 24, 1996

                         BIO-RESEARCH LABORATORIES LTD.

                                 BALANCE SHEETS
                (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS)

                                                                  DECEMBER 31,        MARCH 31,
                                                               ------------------        1996
                                                                1994       1995      ------------
                                                               -------    -------    (UNAUDITED --
                                                                                       NOTE 13)
                                             ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 4,172    $ 5,699      $  5,548
  Accounts receivable.......................................     7,553      8,598         6,913
  Tax credits receivable....................................     2,536      1,136         1,331
  Other current assets......................................       620        676         1,422
                                                               -------    -------    ------------
          Total current assets..............................    14,881     16,109        15,214
Property and equipment:
  Land......................................................       303        312           312
  Buildings.................................................    13,407     13,918        14,154
  Equipment.................................................    12,734     13,742        13,973
                                                               -------    -------    ------------
                                                                26,444     27,972        28,439
  Less accumulated depreciation.............................    10,049     11,238        11,639
                                                               -------    -------    ------------
                                                                16,395     16,734        16,800
Other assets................................................       149        238            --
                                                               -------    -------    ------------
          Total assets......................................   $31,425    $33,081      $ 32,014
                                                               =======    =======    ==========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $ 3,728    $ 3,365      $  2,543
  Advance billings..........................................     1,887      2,940         2,189
  Other current liabilities.................................       603        633           649
                                                               -------    -------    ------------
          Total current liabilities.........................     6,218      6,938         5,381
Stockholders' equity:
  Common Stock, no par value -- unlimited shares authorized;
     issued and outstanding 11,466,280 shares in 1994, 1995
     and 1996, respectively.................................     3,128      3,128         3,128
  Additional paid-in capital................................        39         39            39
  Retained earnings.........................................    24,225     24,403        24,941
  Cumulative foreign currency translation adjustments.......    (2,185)    (1,427)       (1,475)
                                                               -------    -------    ------------
          Total stockholders' equity........................    25,207     26,143        26,633
                                                               -------    -------    ------------
          Total liabilities and stockholders' equity........   $31,425    $33,081      $ 32,014
                                                               =======    =======    ==========

                            See accompanying notes.

                         BIO-RESEARCH LABORATORIES LTD.

                              STATEMENTS OF INCOME
                (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS)

                                                                                    THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                                   ---------------------------     ---------------
                                                    1993      1994      1995        1995     1996
                                                   -------   -------   -------     ------   ------
                                                                                    (UNAUDITED --
                                                                                      NOTE 13)
Service revenue..................................  $22,418   $24,504   $26,342     $7,379   $6,324
Operating costs and expenses:
  Direct costs...................................   12,942    13,184    14,408      3,536    3,658
  Selling, general and administrative expenses...    7,176     7,804     8,024      2,135    1,954
  Depreciation...................................    1,141     1,347     1,573        437      426
                                                   -------   -------   -------     ------   ------
Income from operations...........................    1,159     2,169     2,337      1,271      286
Other income (expense):
  Interest income................................      110       139       325        100       75
  Other income...................................       69        72        48          8        2
  Interest expense...............................      (47)      (31)      (10)        (2)      (1)
                                                   -------   -------   -------     ------   ------
                                                       132       180       363        106       76
                                                   -------   -------   -------     ------   ------
Income before income taxes.......................    1,291     2,349     2,700      1,377      362
Provision for income taxes.......................   (1,117)   (1,100)   (1,026)      (202)    (176)
                                                   -------   -------   -------     ------   ------
Net income.......................................  $ 2,408   $ 3,449   $ 3,726     $1,579   $  538
                                                   =======   =======   =======     ======   ======

                            See accompanying notes.

                         BIO-RESEARCH LABORATORIES LTD.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS)

                                                                                     CUMULATIVE
                                                                                       FOREIGN
                                          COMMON STOCK       ADDITIONAL               CURRENCY
                                       -------------------    PAID-IN     RETAINED   TRANSLATION
                                         SHARES     AMOUNT    CAPITAL     EARNINGS   ADJUSTMENTS    TOTAL
                                       ----------   ------   ----------   --------   -----------   -------
Balance at January 1, 1993...........  11,466,280   $3,128      $ 39      $ 18,368     $(1,266)    $20,269
  Foreign currency translation
     adjustments.....................          --       --        --                       451         451
  Net income.........................          --       --        --         2,408          --       2,408
                                       ----------   ------       ---      --------   -----------   -------
Balance at December 31, 1993.........  11,466,280    3,128        39        20,776        (815)     23,128
  Foreign currency translation
     adjustments.....................          --       --        --                    (1,370)     (1,370)
  Net income.........................          --       --        --         3,449          --       3,449
                                       ----------   ------       ---      --------   -----------   -------
Balance at December 31, 1994.........  11,466,280    3,128        39        24,225      (2,185)     25,207
  Foreign currency translation
     adjustments.....................          --       --        --                       758         758
  Payment of dividend................          --       --        --        (3,548)         --      (3,548)
  Net income.........................          --       --        --         3,726          --       3,726
                                       ----------   ------       ---      --------   -----------   -------
Balance at December 31, 1995
  (Unaudited -- Note 13).............  11,466,280    3,128        39        24,403      (1,427)     26,143
  Foreign currency translation
     adjustments.....................          --       --        --            --         (48)        (48)
  Net income.........................          --       --        --           538          --         538
                                       ----------   ------       ---      --------   -----------   -------
Balance at March 31, 1996
  (Unaudited -- Note 13).............  11,466,280   $3,128      $ 39      $ 24,941     $(1,475)    $26,633
                                        =========   ======   =======       =======   =========     =======

                            See accompanying notes.

                         BIO-RESEARCH LABORATORIES LTD.

                            STATEMENTS OF CASH FLOWS
                (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS)

                                                                                    THREE MONTHS
                                                                                       ENDED
                                                      YEAR ENDED DECEMBER 31,        MARCH 31,
                                                    ---------------------------   ----------------
                                                     1993      1994      1995      1995      1996
                                                    -------   -------   -------   -------   ------
                                                                                   (UNAUDITED --
                                                                                      NOTE 13)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income........................................  $ 2,408   $ 3,449   $ 3,726   $ 1,579   $  538
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation....................................    1,141     1,347     1,573       437      426
  Changes in operating assets and liabilities:
     Accounts receivable..........................   (1,544)     (230)   (1,045)       (6)   1,685
     Advance billings.............................    1,140      (163)    1,053      (814)    (751)
     Accounts payable.............................      884       886      (363)     (750)    (822)
     Taxes receivable.............................      425    (1,202)    1,400       809     (195)
     Other current assets.........................       (6)       11       (56)     (298)    (746)
     Other current liabilities....................       71      (310)       30       155       16
     Other assets.................................       --      (149)      (89)      149      238
                                                    -------   -------   -------   -------   ------
          Net cash provided by operating
            activities............................    4,519     3,639     6,229     1,261      389
CASH FLOWS FROM INVESTING ACTIVITY
Purchases of property and equipment, net..........   (1,831)   (2,217)   (1,912)     (253)    (492)
CASH FLOWS FROM FINANCING ACTIVITY
Payment of dividend...............................  $    --   $    --   $(3,548)  $    --   $   --
Effect of exchange rate changes on cash...........      451    (1,370)      758        54      (48)
                                                    -------   -------   -------   -------   ------
Increase (decrease) in cash and cash
  equivalents.....................................    3,139        52     1,527     1,062     (151)
Cash and cash equivalents at beginning of
  period..........................................      981     4,120     4,172     4,172    5,699
                                                    -------   -------   -------   -------   ------
Cash and cash equivalents at end of period........  $ 4,120   $ 4,172   $ 5,699   $ 5,234   $5,548
                                                    =======   =======   =======   =======   ======
Supplemental cash flow information:
  Interest paid...................................  $    47   $    31   $    10   $     2   $    1
                                                    =======   =======   =======   =======   ======
  Income tax payments (refunds)...................  $(1,930)  $   280   $(2,480)  $(1,182)  $   --
                                                    =======   =======   =======   =======   ======

                            See accompanying notes.

                         BIO-RESEARCH LABORATORIES LTD.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

1.  ORGANIZATION

     Bio-Research Laboratories Ltd. ("Bio-Research"), located in Montreal, Quebec, Canada, is an independent contract research laboratory providing preclinical research services to clients in the pharmaceutical, biotechnology, chemical and medical device industries, primarily serving the United States, the Far East, Europe and Canada.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TRANSLATION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

     The functional currency of Bio-Research is Canadian dollars. Assets and liabilities amounts of Bio-Research are translated into U.S. dollars at the year-end rate of exchange, and the income statements amounts are translated at the average rates of exchange for the period. Gains or losses from translating financial statements are accumulated in a separate component of stockholders' equity.

     Bio-Research enters into forward exchange contracts with banks to hedge foreign currency transactions, and not to engage in currency speculation. Gains and losses on forward exchange contracts to hedge future transactions are deferred and accounted for as part of the cost of these transactions.

CASH AND CASH EQUIVALENTS

     For the purpose of the statement of cash flows, cash and cash equivalents include demand deposits and money market accounts held with a financial institution. Bio-Research considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

REVENUE RECOGNITION

     Revenue from contracts is recorded as costs are incurred and includes estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs (cost-to-cost type of percentage-of-completion method of accounting). Certain contracts contain provisions for price redetermination for cost overruns. Such redetermined amounts are included in service revenue when realization is assured and the amounts can reasonably be determined. Estimated amounts representing contract change orders, claims or funding limitations are included in service revenue only when realization is probable. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income. Other changes in estimates of service revenue, costs and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates.

UNBILLED RECEIVABLES AND ADVANCE BILLINGS

     Unbilled receivables arise from those contracts under which billings can only be rendered upon the achievement of certain negotiated performance requirements or on a date-certain basis. Advance billings represent contractual prebillings for services not yet rendered.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost.

     Depreciation is provided on the straight-line method over the estimated useful lives of the respective properties, which approximate three to forty years.

                         BIO-RESEARCH LABORATORIES LTD.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEWLY ISSUED ACCOUNTING STANDARDS

     Bio-Research has considered the impact of newly issued financial accounting pronouncements, principally Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and does not believe that adoption of this and any other newly issued pronouncements would have a significant impact on Bio-Research's financial statements.

3.  ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following (in thousands):

                                                                            DECEMBER 31,
                                                                           ---------------
                                                                            1994     1995
                                                                           ------   ------
    Trade:
      Billed.............................................................  $4,618   $5,491
      Unbilled...........................................................   2,969    2,657
      Reserve for doubtful accounts......................................    (814)     (73)
                                                                           ------   ------
                                                                            6,773    8,075
    Other................................................................     780      523
                                                                           ------   ------
                                                                           $7,553   $8,598
                                                                           ======   ======

4.  UNBILLED RECEIVABLES AND ADVANCE BILLINGS

     Unbilled receivables and advance billings on contracts were as follows (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                         1994       1995
                                                                       --------   --------
    Gross revenue recognized on uncompleted projects.................  $ 17,691   $ 19,580
    Less billings to date............................................   (16,609)   (19,863)
                                                                       --------   --------
                                                                       $  1,082   $   (283)
                                                                       ========   ========
    Included in accompanying balance sheets under the following captions:
      Accounts receivable............................................  $  2,969   $  2,657
      Advance billings...............................................    (1,887)    (2,940)
                                                                       --------   --------
                                                                       $  1,082   $   (283)
                                                                       ========   ========

5.  LONG-TERM DEBT

     Bio-Research has a credit facility in the amount of up to the lesser of $3.7 million or the sum of 75% of trade accounts receivable and 25% of unbilled receivables. On December 31, 1994 and 1995, there were no amounts outstanding on the above credit facility.

     Interest on any outstanding portion of the credit facility is at the bank's prime lending rate (8.5% at December 31, 1995). The credit facility is collateralized by all accounts receivable of Bio-Research.

     At December 31, 1994 and 1995, Bio-Research was in compliance with all covenants of the credit facility.

                         BIO-RESEARCH LABORATORIES LTD.

6.  OPERATING LEASES

     Bio-Research leases various equipment items under operating leases.

     Minimum rental commitments payable in future years under operating leases having an initial or remaining noncancelable term of one year or more are as follows (in thousands):

    1996..........................................................................  $201
    1997..........................................................................   198
    1998..........................................................................   183
    1999..........................................................................   161
    2000..........................................................................   161
                                                                                    ----
              Total minimum rentals...............................................  $903
                                                                                    ====

     Total rent expense for all operating leases was approximately $210,000, $211,000 and $182,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

7.  INCOME TAXES

     Significant components of Bio-Research's deferred tax liabilities and assets as of December 31, 1994 and 1995 are as follows (in thousands):

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994      1995
                                                                         -------   -------
    Deferred tax assets:
      Research and development credit carryforward.....................  $10,592   $10,036
      Undeducted research and development expenditures.................    1,854     2,328
    Other..............................................................      399       327
                                                                         -------   -------
              Total deferred tax assets................................   12,845    12,691
    Valuation allowance for deferred tax assets........................   (6,868)   (6,758)
                                                                         -------   -------
    Net deferred tax assets............................................    5,977     5,933
    Deferred tax liability:
      Depreciation and amortization....................................   (5,487)   (5,778)
      Other............................................................     (490)     (155)
                                                                         -------   -------
              Net deferred tax assets..................................  $    --   $    --
                                                                         =======   =======

     At December 31, 1995, Bio-Research had unrealized research and development tax credits, net of income tax effect, of $10,036. These credits expire in years 1997 through 2005. For financial reporting purposes, a valuation allowance of $6,758 has been recognized to offset the deferred tax assets related to those carryforwards. The net deferred tax asset reflects a decrease in the valuation allowance of approximately $110.

     Significant components of the provision for income taxes attributable to income before income taxes, extraordinary item and cumulative effect of accounting change are as follows (in thousands):

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                 1993      1994      1995
                                                                -------   -------   -------
    Current:
      Federal.................................................  $   314   $    73   $    --
      Provincial..............................................   (1,431)   (1,173)   (1,026)
    Deferred..................................................       --        --        --
                                                                -------   -------   -------
    Provision for income taxes................................  $(1,117)  $(1,100)  $(1,026)
                                                                =======   =======   =======

                         BIO-RESEARCH LABORATORIES LTD.

     Bio-Research's effective tax rate differed from the federal statutory rate in Canada as set forth below (in thousands):

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                 1993      1994      1995
                                                                -------   -------   -------
    Federal statutory rate....................................  $   372   $   677   $   785
    Provincial income taxes...................................      151       322       246
    Federal Research & Development Tax Credit, net of taxes...     (419)   (1,203)     (987)
    Quebec Research & Development Tax Credit, net of taxes....   (1,075)     (970)     (917)
    Other.....................................................     (146)       74      (153)
                                                                -------   -------   -------
                                                                $(1,117)  $(1,100)  $(1,026)
                                                                =======   =======   =======

8.  STOCK OPTION PLAN

     During 1992, Bio-Research adopted a stock option plan for certain key employees and outside directors to purchase common shares. The options issued under this plan vest over a period of five years for key employees and over a period of three years for outside directors.

     The 1992 Stock Option Plan provides for the grant of options to purchase up to 802,640 shares of Common Stock to directors, officers and other key persons.

     Information with respect to the 1992 Stock Option Plan is as follows:

                                                     1993             1994             1995
                                                --------------   --------------   --------------
    Options outstanding at January 1..........         599,820          634,820          664,820
      Granted.................................          35,000           30,000           55,500
      Exercised...............................              --               --               --
      Canceled................................              --               --               --
                                                --------------   --------------   --------------
    Outstanding at December 31................         634,820          664,820          720,320
                                                  ============     ============     ============
    Option price range at December 31.........  $2.04 to $2.97   $2.04 to $2.97   $2.04 to $5.23
                                                  ============     ============     ============
    Options exercisable at December 31........         153,455          281,669          448,674
                                                  ============     ============     ============

     At December 31, 1993, 1994 and 1995, there were 167,820, 137,820 and 82,320 shares, respectively, available for grant.

9.  EMPLOYEE BENEFITS

     Bio-Research sponsors various noncontributory defined benefit plans covering substantially all employees, including plans covering executive administrative employees and all executive administrative employees who are covered by a special top-hat pension agreement. Pension plan benefits are based primarily on participants' compensation and years of service. Total pension expense for 1993, 1994 and 1995 was approximately $278,000, $281,000 and $167,000, respectively, and consists of the following (in thousands):

                                                                     1993    1994    1995
                                                                     -----   -----   -----
    Service cost on benefits earned during the year................  $ 253   $ 246   $ 197
    Interest cost on projected benefit obligation..................    244     266     246
    Actual return on plan assets...................................   (217)   (228)   (261)
    Net amortization and deferral..................................     (2)     (3)    (15)
                                                                     -----   -----   -----
                                                                     $ 278   $ 281   $ 167
                                                                     =====   =====   =====

                         BIO-RESEARCH LABORATORIES LTD.

     The actuarial present value of benefit obligations and funded status for Bio-Research's defined benefit plans were as follows (in thousands):

                                                                            1994     1995
                                                                           ------   ------
    Projected benefit obligation.........................................  $3,425   $3,627
    Plan assets at fair value............................................   3,119    3,799
                                                                           ------   ------
    Projected benefit obligation (in excess) less than plan assets.......    (306)     172
    Unrecognized net loss (gain).........................................      54     (389)
    Unrecognized net transition obligation...............................    (302)    (277)
    Unrecognized prior service cost......................................     305      287
                                                                           ------   ------
    Net pension liability................................................  $ (249)  $ (207)
                                                                           ======   ======

     Assumptions used in developing the projected benefit obligation as of December 31 were as follows:

                                                                        1993    1994    1995
                                                                        ----    ----    ----
    Discount rate.....................................................  8.0 %   8.0 %   8.0 %
    Rate of increase in compensation..................................  6.5 %   6.5 %   5.0 %
    Rate of return on plan assets.....................................  8.0 %   8.0 %   8.0 %

10.  MAJOR CLIENTS

     For the year ended December 31, 1993, one client accounted for 12% of Bio-Research's service revenue. No single client accounted for more than 10% of Bio-Research's service revenue for the year ended 1994 or 1995.

11.  COMMITMENTS AND CONTINGENCIES

     During 1995, Bio-Research entered into foreign exchange contracts to deliver United States currency for the purpose of hedging its United States currency cash flow. These contracts call for the delivery of $750,000 United States Dollars per month for the period January 1996 through January 1997 at exchange rates averaging $1.3821 Canadian Dollar per United States Dollar.

     During 1993, Bio-Research undertook a project to upgrade its computer systems, which it expects to implement in phases through 1997 at a cost of approximately $4.8 million. Approximately $2.6 million of this amount was incurred as of December 31, 1995.

     In 1991, a customer commenced legal action against Bio-Research claiming damages in the amount of $5.2 million, plus interest and costs, resulting from statistical errors in carrying out two clinical research studies. An amount of $220,000 has been provided for in the accounts with respect to this claim. Based on applicable insurance coverage and an indemnification agreement from a former stockholder in favor of Bio-Research in respect of any liability in excess of the amount provided for, management is of the opinion that the outcome of this matter will not have any further impact upon the financial position of Bio-Research.

     Also, in the ordinary course of business, Bio-Research is involved in certain claims and litigation. Management is of the opinion, based on information presently available to it, that the eventual outcome of these matters will not have a material adverse effect upon the financial position of Bio-Research.

12.  SUBSEQUENT EVENT

     On May 24, 1996, Bio-Research announced the signing of a definitive agreement to sell the assets of Bio-Research to ClinTrials Research Inc., a Nashville, Tennessee based clinical research organization, for approximately $65 million plus the assumption of certain liabilities.

                         BIO-RESEARCH LABORATORIES LTD.

13.  UNAUDITED INTERIM FINANCIAL INFORMATION

     The balance sheet as of March 31, 1996, the related statements of income and cash flows for the three months ended March 31, 1995 and 1996, and the statement of stockholders' equity for the three months ended March 31, 1996 (interim financial statements) have been prepared by Bio-Research and are unaudited. The interim financial statements include all adjustments consisting of only normal recurring adjustments necessary for a fair statement of the results of the interim periods.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the interim financial statements. The interim financial statements should be read in conjunction with Bio-Research's December 31, 1995 audited financial statements appearing herein. The results for the three months ended March 31, 1996 may not be indicative of operating results for the full year.

                            CLINTRIALS RESEARCH INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The unaudited pro forma condensed combined statements of income for the year ended December 31, 1995 and for the three months ended March 31, 1996 gives effect to the Acquisition as if it had occurred on January 1, 1995. The unaudited pro forma condensed combined balance sheet as of March 31, 1996, gives effect to the Acquisition as if it had occurred on March 31, 1996.

     The unaudited pro forma condensed combined financial statements give effect only to the reclassifications and adjustments set forth in the accompanying Notes to unaudited pro forma condensed combined financial statements. The pro forma financial information is provided as additional information only and is not necessarily indicative of actual results that would have been achieved had the Acquisition been consummated at the beginning of the periods presented or of future results.

     These statements have been prepared from the consolidated financial statements of the Company and the financial statements of Bio-Research and should be read in conjunction with such statements and the related Notes. The financial statements of Bio-Research are included elsewhere herein. The consolidated financial statements of the Company are incorporated herein by reference. See "Incorporation of Certain Documents By Reference."

                            CLINTRIALS RESEARCH INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)


                                                                 MARCH 31, 1996
                              -------------------------------------------------------------------------------------
                                                            PRO FORMA                    PRO FORMA
                                                           ADJUSTMENTS                  ADJUSTMENTS
                              AS REPORTED   AS REPORTED    TO REFLECT                   TO REFLECT        COMBINED
                              CLINTRIALS    BIO-RESEARCH   ACQUISITION       SUBTOTAL    OFFERING         PRO FORMA
                              -----------   ------------   -----------       --------   -----------       ---------
Assets
Current assets:
  Cash and cash
    equivalents.............    $16,831       $  5,548      $      --        $ 22,379    $  92,641(2)     $ 50,020
                                                                                           (65,000)(2)
  Accounts receivable.......     25,407          6,913                         32,320                       32,320
  Other current assets......      4,515          2,753                          7,268                        7,268
                              -----------   ------------   -----------       --------   -----------       ---------
Total current assets........     46,753         15,214                         61,967       27,641          89,608
  Property and equipment....     13,387         28,439                         41,826                       41,826
  Less accumulated
    depreciation and
    amortization............      5,491         11,639                         17,130                       17,130
                              -----------   ------------   -----------       --------   -----------       ---------
                                  7,896         16,800                         24,696                       24,696
Excess of purchase price
  over net assets
  acquired..................      6,965                        38,367(1)       45,332                       45,332
Other assets................         38                                            38                           38
                              -----------   ------------   -----------       --------   -----------       ---------
                                $61,652       $ 32,014      $  38,367        $132,033    $  27,641        $159,674
                              ===========   ============   ===========       =========  ===========       =========
Liabilities and
  Stockholders' Equity
Current liabilities:
  Accounts payable and
    accrued expenses........    $ 8,143       $  3,192      $      --        $ 11,335    $      --        $ 11,335
  Advance billings..........     21,167          2,189                         23,356                       23,356
  Payable to stockholders of
    Bio-Research............                                   65,000(1)       65,000      (65,000)(2)          --
                              -----------   ------------   -----------       --------   -----------       ---------
Total current liabilities...     29,310          5,381         65,000          99,691      (65,000)         34,691
Deferred income taxes.......        234                                           234                          234
Stockholders' equity:
  Common stock..............         88          3,128         (3,128)(1)          88           26(2)          114
  Additional paid-in
    capital.................     40,180             39            (39)(1)      40,180       92,615(2)      132,795
  Retained earnings.........     (8,229)        24,941        (24,941)(1)      (8,229)                      (8,229)
  Cumulative foreign
    currency translation
    adjustments.............         69         (1,475)         1,475(1)           69                           69
                              -----------   ------------   -----------       --------   -----------       ---------
Total stockholders'
  equity....................     32,108         26,633        (26,633)         32,108       92,641         124,749
                              -----------   ------------   -----------       --------   -----------       ---------
                                $61,652       $ 32,014      $  38,367        $132,033    $  27,641        $159,674
                              ===========   ============   ===========       =========  ===========       =========


       See notes to unaudited pro forma condensed combined balance sheet.

                          NOTES TO UNAUDITED PRO FORMA

                        CONDENSED COMBINED BALANCE SHEET

(1) To record the purchase of the net assets (including the recording of excess of purchase price over net assets acquired) and eliminate the stockholders' equity of Bio-Research. No estimate of any purchase accounting adjustments to record property and equipment at fair value has been made at this time. ClinTrials expects to obtain and record a valuation of Bio-Research's property and equipment within six months following the Acquisition. It is not expected that the reclassification between excess of purchase price over net assets acquired and property and equipment will be significant to the combined balance sheet. The pro forma adjustments reflect a temporary payable to the stockholders of Bio-Research to effect the purchase of Bio-Research. The temporary payable would be satisfied from the proceeds of the offering referred to in pro forma adjustment (2).


(2) To record the net proceeds from the completion of the offering of 2,600,000 shares of ClinTrials Common Stock at an assumed price of $37.75 per share. Gross proceeds of $98.1 million, less estimated issuance costs of $5.5 million, provides net proceeds of $92.6 million. A portion of the net proceeds would be utilized to retire the temporary payable to the stockholders of Bio-Research referred to in pro forma adjustment (1).

                            CLINTRIALS RESEARCH INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1996
             (DOLLARS IN THOUSANDS, EXCEPT FOR EARNINGS PER SHARE)


                                             AS REPORTED    AS REPORTED      PRO FORMA       COMBINED PRO
                                             CLINTRIALS     BIO-RESEARCH    ADJUSTMENTS        FORMA(1)
                                             -----------    ------------    -----------      ------------
Net service revenue........................    $17,670         $6,324         $    --          $ 23,994
Operating costs:
  Direct costs.............................     10,526          3,658                            14,184
  Selling, general and administrative
     costs.................................      4,750          1,954                             6,704
  Depreciation and amortization............        700            426             240(2)          1,366
                                             -----------    ------------    -----------      ------------
Income from operations.....................      1,694            286            (240)            1,740
Other income (expense):
  Interest income..........................        215             77              --(3)            292
  Interest expense.........................        (14)            (1)                              (15)
                                             -----------    ------------    -----------      ------------
Income before income taxes.................      1,895            362            (240)            2,017
Provision for income taxes.................       (782)           176              --(4)           (606)
                                             -----------    ------------    -----------      ------------
Net income.................................    $ 1,113         $  538         $  (240)         $  1,411
                                             =========      =========       =========        ==========
Weighted average common shares.............      9,185                          1,868(5)         11,053
                                             =========                      =========        ==========
Earnings per common and common equivalent
  share....................................    $  0.12                                         $   0.13
                                             =========                                       ==========


    See notes to unaudited pro forma condensed combined statement of income.

                            CLINTRIALS RESEARCH INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
             (DOLLARS IN THOUSANDS, EXCEPT FOR EARNINGS PER SHARE)


                                                  AS REPORTED   AS REPORTED     PRO FORMA      COMBINED
                                                  CLINTRIALS    BIO-RESEARCH   ADJUSTMENTS   PRO FORMA(1)
                                                  -----------   ------------   -----------   ------------
Net service revenue.............................    $57,846       $ 26,342       $    --       $ 84,188
Operating costs:
  Direct costs..................................     34,850         14,408                       49,258
  Selling, general and administrative costs.....     15,209          8,024                       23,233
  Depreciation and amortization.................      2,287          1,573           959(2)       4,819
                                                  -----------   ------------   -----------   ------------
Income from operations..........................      5,500          2,337          (959)         6,878
Other income (expense):
  Interest income...............................        744            373            --(3)       1,117
  Interest expense..............................        (79)           (10)                         (89)
                                                  -----------   ------------   -----------   ------------
Income before income taxes......................      6,165          2,700          (959)         7,906
Provision for income taxes......................     (2,564)         1,026            --(4)      (1,538)
                                                  -----------   ------------   -----------   ------------
Net income......................................    $ 3,601       $  3,726       $  (959)      $  6,368
                                                  =========      =========     =========     ==========
Weighted average common shares..................      9,088                        1,868(5)      10,956
                                                  =========                    =========     ==========
Earnings per common and common equivalent
  share.........................................    $  0.40                                    $   0.58
                                                  =========                                  ==========


    See notes to unaudited pro forma condensed combined statement of income.

                          NOTES TO UNAUDITED PRO FORMA

                    CONDENSED COMBINED STATEMENTS OF INCOME

(1) The pro forma condensed combined statements of income do not give effect to any overhead reductions or cost savings, if any, which may be realized after the consummation of the Acquisition.

(2) To adjust amortization expense. The excess of purchase price over net assets acquired related to the Acquisition will be amortized over 40 years using the straight line method. The amounts for the year ended December 31, 1995 and the three months ended March 31, 1996 were $959 and $240, respectively. No estimate of any purchase accounting adjustments to record property and equipment at fair value has been made at this time. ClinTrials expects to obtain and record a valuation of Bio-Research's property and equipment within six months following the Acquisition. It is not expected that any reclassification between excess of purchase price over net assets acquired and property and equipment would significantly affect amortization expense.

(3) Interest income as a result of the cash proceeds received in excess of the cash used to acquire Bio-Research and for costs of the Offering is not reflected in the pro forma condensed combined statements of income. The Company is presently earning a 4.11% yield on tax exempt investments. The following table summarizes the total effect on the pro forma condensed combined statements of income as if the interest had been earned on the excess cash.


                                                                YEAR ENDED           THREE MONTHS
                                                             DECEMBER 31, 1995   ENDED MARCH 31, 1996
                                                             -----------------   --------------------
     Excess cash invested..................................       $27,641              $ 27,641
                                                             =============       ================
     Pro forma income, as stated...........................         6,368                 1,411
     Estimated tax exempt interest income..................         1,136                   284
                                                             -----------------       ----------
     Pro forma income with excess cash invested............       $ 7,504              $  1,695
                                                             =============       ================
     Pro forma weighted average shares outstanding for
       entire offering.....................................        11,688                11,785
                                                             =============       ================
     Pro forma earnings per share after consideration of
       investment of excess funds..........................       $  0.64              $   0.14
                                                             =============       ================


(4) The pro forma amortization adjustment (Note 2) does not affect the income tax provision as such tax benefit of the amortization adjustment would merely increase the federal and Quebec research and development tax credits to be carried forward to future periods. The pro forma condensed combined statements of income do not provide for deferred United States taxes on the income earned by Bio-Research in Canada as ClinTrials intends to permanently reinvest any earnings outside the United States.


(5) The weighted average common shares outstanding in the pro forma columns include the 1,868,000 shares of Common Stock offered hereby that will be used to fund the $65 million cost of the Acquisition. The calculation of these shares is based on an offering price of $37.75 per share, net of offering costs.

- ------------------------------------------------------
- ------------------------------------------------------

NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF THE COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Prospectus Summary....................    3
Risk Factors..........................    7
Bio-Research Acquisition..............   11
Use of Proceeds.......................   12
Price Range of Common Stock and
  Dividend Policy.....................   12
Capitalization........................   13
Selected Consolidated Financial
  Data................................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   23
Management............................   33
Principal Stockholders................   35
Underwriting..........................   36
Legal Matters.........................   37
Experts...............................   37
Incorporation of Certain Information
  by Reference........................   37
Index to Financial Statements.........  F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                2,600,000 SHARES

                       [CLINTRIALS RESEARCH INC. LOGO]

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------
                             J.C. BRADFORD & CO.
                              PIPER JAFFRAY INC.
                              SMITH BARNEY INC.

                                                , 1996

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the fees and expenses to be incurred in connection with the issuance and distribution of the Common Stock registered hereby.

Securities and Exchange Commission Registration Fee...............................  $ 42,273
                                                                                    --------
NASD Fee..........................................................................    12,759
                                                                                    --------
Nasdaq Filing Fee.................................................................    17,500
                                                                                    --------
Blue Sky Fees and Expenses........................................................    10,000*
                                                                                    --------
Legal Fees and Expenses...........................................................   225,000*
                                                                                    --------
Accounting Fees and Expenses......................................................   200,000*
                                                                                    --------
Printing and Engraving Costs......................................................   150,000*
                                                                                    --------
Miscellaneous Expenses............................................................    42,468
                                                                                    --------
          TOTAL...................................................................  $700,000*
                                                                                    ========

- ---------------

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") applies to the Company and the relevant portion of the DGCL provides as follows:

          145. INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE.

             (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

             (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

             (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

             (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

             (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

             (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

             (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

             (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

             (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

             (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

             (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     The Restated Certificate of Incorporation limits the liability of directors (in their capacity as directors, but not in their capacity as officers) to the Company or its shareholders to the fullest extent permitted by the DGCL, as amended. Specifically, no director of the Company will be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty as a director, except as provided in Section 102 of the DGCL for liability: (i) for any breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith and which involve intentional misconduct or knowing violation of law; (iii) under Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such action, if successful, might otherwise have benefitted the Company and its shareholders.

     Under the Restated Certificate of Incorporation and in accordance with
Section 145 of the DGCL, the Company will indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a "derivative" action by or in the right of the Company) by reason of the fact that such person was or is a director or officer of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such acts were unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such an action and then, where the person is adjudged to be liable to the Company, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such expenses as the court deems proper. The Company will indemnify, pursuant to the standard enumerated in Section 145 of the DGCL, any past or present officer or director who was or is a party, or is threatened to be made a party, to any threatened, pending or completed derivative action by or in the right of the Company.

     The Restated Certification of Incorporation of the Company provides that the Company may pay for the expenses incurred by an indemnified director or officer in defending the proceedings specified above in advance of their final disposition, provided that, if the DGCL so requires, such indemnified person agrees to reimburse the Company if it is ultimately determined that such person is not entitled to indemnification. The Company's Restated Certificate of Incorporation also allows the Company, in its sole discretion, to indemnify any person who is or was one of its employees and agents to the same degree as the foregoing indemnification of directors and officers. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. In addition, the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in such capacity, or arising out of the person's status as such whether or not the Company would have the power or obligation to indemnify such person against such liability under the provisions of the DGCL. The Company maintains insurance for the benefit of the Company's officers and directors insuring such persons against certain liabilities, including civil liabilities under the securities laws. Additionally, the Company has entered into indemnification agreements with each of the Directors of the Company, which, among other things, provides that the Company will indemnify such Directors to the fullest extent permitted by the Restated Certificate of Incorporation and the DGCL and will advance expenses of defending claims against such Directors.

     The proposed form of the Underwriting Agreement filed as Exhibit 1 to this Registration Statement contains certain provisions relating to the indemnification of the Company and its controlling persons by the Underwriters and relating to the indemnification of the Underwriters by the Company and its controlling persons.

ITEM 16.  EXHIBITS

     (a) The following exhibits are filed as part of the Registration Statement:


EXHIBIT
NUMBER                                     DESCRIPTION OF EXHIBIT
- ------       -----------------------------------------------------------------------------------
  1       -- Underwriting Agreement
  2       -- Asset Purchase Agreement among Bio-Research Laboratories Ltd., certain shareholders thereof, and the Company (incorporated by reference to the Company's Current Report on Form 8-K filed on June 19, 1996)
  4.1     -- Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended
             December 31, 1993)
  4.2     -- Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the
             Company's Registration Statement No. 33-69586 on Form S-1)
  4.3     -- Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.3 to the
             Company's Annual Report on Form 10-K for the year ended December 31, 1993)
  5       -- Opinion of Harwell Howard Hyne Gabbert & Manner, P.C.
 23.1     -- Consent of Harwell Howard Hyne Gabbert & Manner, P.C. (included in Exhibit 5)
 23.2     -- Consent of Ernst & Young LLP with respect to the financial information of the
             Company and Bio-Research
 24*      -- Power of Attorney


- ---------------


* Previously filed.


     (b) The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Exchange Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 26th day of June, 1996.


                                          CLINTRIALS RESEARCH INC.


                                          By:     /s/  JOHN W. ROBBINS

                                          --------------------------------------

                                                     John W. Robbins


                                          Chief Financial Officer and Secretary



     Pursuant to the requirements of the Securities Act, as amended, this amendment to the Registration Statement has been signed on the dates indicated by the following persons in the capacities indicated.



                  SIGNATURE                                  TITLE                    DATE
- ---------------------------------------------  ---------------------------------  -------------
                         *                     Chairman of the Board, President   June 26, 1996
- ---------------------------------------------    and Chief Executive Officer
           William C. O'Neil, Jr.                (Principal Executive Officer)

                 /s/  JOHN W. ROBBINS          Chief Financial Officer and        June 26, 1996
- ---------------------------------------------    Secretary (Principal Financial
               John W. Robbins                   and Accounting Officer)

                          *                    Director                           June 26, 1996
- ---------------------------------------------
              Edward G. Nelson

                          *                    Director                           June 26, 1996
- ---------------------------------------------
             Thomas G. Cigarran

                          *                    Director                           June 26, 1996
- ---------------------------------------------
              Richard J. Eskind

                          *                    Director                           June 26, 1996
- ---------------------------------------------
            Irwin B. Eskind, M.D.

                          *                    Director                           June 26, 1996
- ---------------------------------------------
          Herbert J. Schulman, M.D.

       *By:       /s/  JOHN W. ROBBINS
- ---------------------------------------------
               John W. Robbins
              Attorney-in-Fact